UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2005

Notice of Special Meeting of Shareholders

Management Proxy Circular

(Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                                                                                                                                                                                                                                                                                                                                                                                                        Form 20-F ☐                                                    40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                                                                                                                                                                                                                                                                                                                                                                                                        Yes: ☐                                                                                  No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

	By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: October 20, 2005

2

PLAN OF ARRANGEMENT INVOLVING

GLAXOSMITHKLINE plc

GLAXOSMITHKLINE INC.

AND

ID BIOMEDICAL CORPORATION

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

AND

MANAGEMENT PROXY CIRCULAR
OF
ID BIOMEDICAL CORPORATION

October 18, 2005

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.

THE INFORMATION CONCERNING GLAXOSMITHKLINE PLC AND GLAXOSMITHKLINE INC. (THE “GSK ENTITIES”) CONTAINED IN THIS CIRCULAR HAS BEEN TAKEN FROM PUBLIC SOURCES OR HAS BEEN PROVIDED BY THE GSK ENTITIES FOR INCLUSION IN THIS CIRCULAR.  ALTHOUGH ID BIOMEDICAL CORPORATION (“IDB”) HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN TAKEN FROM OR BASED ON SUCH PUBLIC SOURCES OR ON DOCUMENTS, RECORDS OR INFORMATION PROVIDED BY THE GSK ENTITIES ARE UNTRUE OR INCOMPLETE, IDB ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN SUCH PUBLIC SOURCES, DOCUMENTS, RECORDS OR INFORMATION OR FOR ANY FAILURE BY THE GSK ENTITIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO IDB.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.  THIS CIRCULAR DOES NOT CONSTITUTE A SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN SUCH JURISDICTION.  THE DELIVERY OF THIS CIRCULAR WILL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION OR BE TREATED AS A REPRESENTATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

THIS SOLICITATION OF PROXIES IS NOT SUBJECT TO THE REQUIREMENTS OF SECTION 14(a) OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), BY VIRTUE OF AN EXEMPTION APPLICABLE TO PROXY SOLICITATION BY FOREIGN PRIVATE ISSUERS AS DEFINED IN RULE 3b-4 OF THE EXCHANGE ACT.  ACCORDINGLY, THIS CIRCULAR HAS BEEN PREPARED IN ACCORDANCE WITH THE APPLICABLE DISCLOSURE REQUIREMENTS IN CANADA.  RESIDENTS OF THE UNITED STATES SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT THAN THOSE OF THE UNITED STATES APPLICABLE TO PROXY STATEMENTS UNDER THE EXCHANGE ACT.

Dear Securityholders	October 18, 2005
of ID Biomedical Corporation (“IDB”):

IDB’s Board of Directors cordially invites you to attend a special meeting (the “Meeting”) to be held at 1:00 p.m. (Vancouver time) on November 16, 2005, at the Pan Pacific Hotel, Pacific Rim 1 Room, 300 – 999 Canada Place, Vancouver, British Columbia, Canada.

The Meeting is for holders (collectively, the “Securityholders”) of common shares of IDB (“Common Shares”), common share purchase warrants issued by IDB in 2003 (“2003 Warrants”), common share purchase warrants issued by IDB in 2004 (“2004 Warrants”), common share purchase warrants issued by IDB in 2005 (“2005 Warrants”), stock options of IDB (“Options”) and restricted share units to acquire Common Shares (“Restricted Share Units”).

At the Meeting, Securityholders will be asked to approve a statutory plan of arrangement under the provisions of the British Columbia Business Corporations Act (the “Arrangement”) pursuant to which GlaxoSmithKline Inc. (“GSK”) will acquire all of the Common Shares for a price of $35.00 per share.  In addition, pursuant to the Arrangement, holders of 2003 Warrants will receive $5.33 per warrant, holders of 2004 Warrants will receive $18.99 per warrant, holders of 2005 Warrants will receive $14.93 per warrant, holders of Options (whether vested or unvested) will receive the difference between $35.00 and the applicable exercise price for each Option held and holders of Restricted Share Units will receive $35.00 per unit.  GSK is an indirect wholly-owned subsidiary of GlaxoSmithKline plc.

At the Meeting, Securityholders will be asked to approve two resolutions:

•                                          the Arrangement Resolution, which approves the Arrangement.  The Arrangement Resolution requires the approval of at least 75% of the votes cast at the Meeting (represented in person or by proxy) by the Securityholders, as well as approval by at least a simple majority of the votes cast by those holders of Common Shares (the “Shareholders”) who are “minority” Shareholders; and

•                                          the Rights Plan Resolution, which approves an amendment to the IDB shareholder rights plan as amended and restated as of May 26, 2005 (the “Rights Plan”) required to complete the Arrangement.  The Rights Plan Resolution requires the approval of at least a simple majority of the votes cast at the Meeting (represented in person or by proxy) by those Shareholders who are Independent Shareholders as such term is defined in the Rights Plan.

At the Meeting, Shareholders will have one vote for each Common Share they hold on each of the Arrangement Resolution and the Rights Plan Resolution.  In addition, on the Arrangement Resolution, holders of 2003 Warrants will have 0.15214 of one vote for each 2003 Warrant held, holders of 2004 Warrants will have 0.54257 of one vote for each 2004 Warrant held, holders of 2005 Warrants will have 0.42651 of one vote for each 2005 Warrant held, holders of Options will have, for each Option held, that fraction of one vote equal to the quotient obtained (expressed as a decimal) when (x) the amount by which $35.00 exceeds the exercise price of such Option, is divided by (y) $35.00, and holders of Restricted Share Units will have one vote for each Restricted Share Unit held.

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of IDB.  A description of the various factors considered by the Board of Directors in arriving at this determination is contained in the enclosed management proxy circular (the “Circular”).  The Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution and the Rights Plan Resolution.

It is important that your securities be voted at the Meeting.  If you are a registered holder of securities, whether or not you are able to attend the Meeting, we urge you to:

•                                          complete the enclosed form or forms of proxy for the securities that you hold and return it or them in the envelope provided or by fax toll-free to 1-866-249-9524 (within North America) or 1-416-263-9524 (outside North America);

•                                          vote using a touch tone telephone by calling toll-free 1-800-732-8683 (only available within North America); or

•                                          vote using the Internet by going to www.computershare.com/ca/proxy,

not later than 1:00 p.m. (Vancouver time) on November 14, 2005.  Submitting a proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.  If you require any assistance in completing your proxy, please call Georgeson Shareholder Communications Canada, Inc. toll-free at 1-866-358-3229.  If you are not registered as a Shareholder or holder of 2003 Warrants, but hold your Common Shares or 2003 Warrants through a broker or other intermediary, you should follow the instructions provided by your broker or intermediary to vote your Common Shares or 2003 Warrants (see the section in the accompanying Circular entitled “Information Concerning the Meeting – Non-Registered Holders” for further information on how to vote your securities).

Included with this letter, in addition to the form or forms of proxy, is a notice of the Meeting and the Circular.  The Circular contains both a summary and a detailed description of the Arrangement.  You should consider carefully all of the information in the Circular.  If you require assistance, consult your financial, legal or other professional advisors.

Subject to the approval of the Supreme Court of British Columbia, the satisfaction of closing conditions and the approval of the Arrangement by the Securityholders, it is anticipated that the Arrangement will be completed in late 2005 or early 2006.

On a date closer to the anticipated effective date of the Arrangement, IDB will mail to registered Securityholders a Letter of Transmittal to enable them to receive the cash consideration to which they will be entitled upon the completion of the Arrangement.  Do not send certificates representing your securities at this time – please wait until you have received the Letter of Transmittal.

On behalf of IDB, I would like to thank all Securityholders for their ongoing support as we prepare to take part in this important event in the history of IDB.

Yours very truly,

Dr. Anthony F. Holler
Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF ID BIOMEDICAL CORPORATION
QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT
SUMMARY
GLOSSARY OF TERMS
INFORMATION CONCERNING THE MEETING
Purpose of the Meeting
Date, Time and Place of Meeting
Solicitation and Appointment of Proxies
Non–Registered Holders
Revocation of Proxies
Voting of Proxies
Dissenters’ Rights
Other Business
Letter of Transmittal
VOTING SECURITIES, PRINCIPAL HOLDERS OF VOTING SECURITIES AND REQUIRED VOTE
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
CANADIAN/U.S. EXCHANGE RATES
FORWARD-LOOKING STATEMENTS
THE ARRANGEMENT
Background to and Reasons for the Arrangement
Recommendation of the Board
Opinion of IDB’s Financial Advisor
Interests of Certain Persons in the Arrangement
D&O Liability Insurance
Options and Restricted Share Units
Change of Control Agreements
Non-Solicitation and Non-Compete Agreements
Description of the Arrangement
Options
The Plan of Arrangement
Conditions to Completion of Arrangement
Securityholder Approvals Required for the Arrangement Resolution
Rights Plan
Rights Plan Resolution
Court Approval of the Arrangement and Completion of the Arrangement
Expenses of the Arrangement
Delisting and Reporting Issuer Status
THE COMBINATION AGREEMENT
Effective Date of the Arrangement
Representations and Warranties
Covenants
Covenants of IDB
Covenants of GSK and GSK Parent
Mutual Covenants
Covenants Regarding Non-Solicitation
Right to Match
Mutual Conditions to Closing
Conditions to Closing in Favour of GSK and GSK Parent
Conditions to Closing in Favour of IDB
Termination and Payment of Termination Fee
Pre-Acquisition Reorganization
THE CREDIT AGREEMENT
REGULATORY MATTERS AND OTHER CONSENTS
Competition Act (Canada)
Investment Canada Act
Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)
Other Approvals and Consents
TSX
Other Governmental Consents
Canadian Securities Matters
OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS
TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations For Securityholders
Shareholders and Warrantholders Who are Canadian Residents
Shareholders and Warrantholders Who are Not Resident in Canada
Shareholders Who Acquired Common Shares on the Exercise of Options
Optionholders
RSU Holders
Certain United States Federal Income Tax Considerations to Securityholders
U.S. Holders
Non-U.S. Holders
Backup Withholding and Information Reporting
TRADING INFORMATION FOR COMMON SHARES
BUSINESS OF IDB
Overview
Recent Developments
ADDITIONAL IDB INFORMATION
BUSINESS OF GSK ENTITIES
DISSENTING SHAREHOLDERS’ RIGHTS
LEGAL MATTERS
ENFORCEABILITY OF CIVIL LIABILITIES
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
AUDITOR
APPROVAL OF DIRECTORS
APPENDIX A – ARRANGEMENT RESOLUTION
APPENDIX B – RIGHTS PLAN RESOLUTION
APPENDIX C – INTERIM ORDER
APPENDIX D – PLAN OF ARRANGEMENT
APPENDIX E – OPINION OF UBS SECURITIES LLC
APPENDIX F – NOTICE OF APPLICATION

i

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF
ID BIOMEDICAL CORPORATION

to be held November 16, 2005

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”), holders of warrants issued in 2003 (“2003 Warrants”), holders of warrants issued in 2004 (“2004 Warrants”), holders of warrants issued in 2005 (“2005 Warrants”), holders of stock options (“Options”), and holders of restricted share units (“Restricted Share Units”) (collectively, the “Securityholders”) of ID Biomedical Corporation (“IDB”) will be held at the Pan Pacific Hotel, Pacific Rim 1 Room, 300 – 999 Canada Place, Vancouver, British Columbia, Canada on Wednesday, November 16, 2005, at 1:00 p.m. (Vancouver time) for the following purposes:

(a)                                  for the Securityholders to consider, pursuant to an order of the Supreme Court of British Columbia dated October 17, 2005 (the “Interim Order”), and, if deemed advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia), all as more particularly described in the accompanying management proxy circular of IDB (the “Circular”);

(b)                                 for the Shareholders to consider and, if deemed advisable, to pass, with or without amendment, an ordinary resolution (the “Rights Plan Resolution”) to approve an amendment to the Shareholder Rights Plan of IDB as amended and restated as of May 26, 2005 (the “Rights Plan”), as more particularly described in the Circular; and

(c)                                  to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The board of directors of IDB has fixed October 10, 2005 as the record date for determining Securityholders who are entitled to receive notice of and to vote at the Meeting.  Only Securityholders whose names have been entered in the registers of IDB on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

The Arrangement is described in the Circular, which forms part of this notice.  The full text of the Arrangement Resolution and the Rights Plan Resolution are set out in Appendix A and Appendix B, respectively, to the Circular.

A Securityholder may attend the Meeting in person or may be represented by proxy.  If you are a Registered Securityholder, you are requested, whether or not you intend to attend the Meeting, to:

(a)                                  complete, sign, date and return the enclosed applicable form of proxy or proxies (the white form of proxy in the case of Shareholders, the green form of proxy in the case of holders of 2003 Warrants, the blue form of proxy in the case of holders of 2004 Warrants, the yellow form of proxy in the case of holders of 2005 Warrants, the orange form of proxy in the case of holders of Options and the purple form of proxy in the case of holders of Restricted Share Units) either in the addressed envelope enclosed to the Corporate Secretary of ID Biomedical Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Stock Transfer Services, or by fax toll-free to 1-866-249-9524 (within North America) or 1-416-263-9524 (outside North America) (Attention: Stock Transfer Services);

(b)                                  vote using a touch tone telephone by calling toll-free 1-800-732-8683 (only available within North America); or

(c)                                  vote using the Internet by going to www.computershare.com/ca/proxy.

If you hold more than one class of security, you must complete and submit the applicable proxy in respect of each class of security you hold.  Proxies must be received by no later than 1:00 p.m. (Vancouver time) on November 14, 2005 or, in the event that the Meeting is adjourned or postponed, then not less than 48 hours

(excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened.  If you require any assistance in completing your proxy or proxies, please call Georgeson Shareholder Communications Canada, Inc. toll-free at 1-866-358-3229.  If you are a non-registered holder of securities, please refer to the section in the accompanying Circular entitled “Information Concerning the Meeting – Non-Registered Holders” for information on how to vote your securities.

Pursuant to the terms of the Interim Order, registered Shareholders have the right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Common Shares.  These dissent rights are described in the Circular.  If a registered Shareholder wishes to dissent, a written notice of dissent must be received by IDB no later than 4:30 p.m. (Vancouver time) on November 14, 2005.  Failure to strictly comply with the dissent procedures described in the Circular may result in the loss or unavailability of any right of dissent.

Dated at the City of Vancouver, in the Province of British Columbia, this 18th day of October, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ID BIOMEDICAL CORPORATION

Anthony F. Holler
Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following questions and answers are intended to assist Securityholders in making a decision on how to vote at the Meeting.  A more detailed description of these matters follows these questions and answers.  Capitalized terms used and not otherwise defined in the following questions and answers have the meanings assigned to such terms in the Glossary of Terms beginning on page 18 of this Circular.

1.                                      When and where is the Meeting to consider the Arrangement?

The Meeting will take place on November 16, 2005, at 1:00 p.m. (Vancouver time) at the Pan Pacific Hotel, Pacific Rim 1 Room, 300 – 999 Canada Place, Vancouver, British Columbia, Canada.

Registered Securityholders may participate in the decision for the approval of the Arrangement Resolution and Registered Shareholders may participate in the decision for the approval of the Rights Plan Resolution, in each case either by attending the Meeting in person or by completing and returning the enclosed applicable form of proxy or proxies.  You may also complete a proxy by telephone or via the Internet by following the instructions set out in the proxy form.

Securityholders who hold their Securities through an Intermediary may provide voting instructions to their Intermediary by following the instructions provided by their Intermediary on how to do this.  See “Information Concerning the Meeting – Non-Registered Holders”.

2.                                      What is the Arrangement?

The Arrangement is a statutory process under the BCBCA which, if approved by Securityholders, the Court and applicable regulatory authorities, will result in IDB becoming a wholly-owned subsidiary of GSK.

3.                                      How much will I receive for my Securities?

Pursuant to the Arrangement:

•                                          Shareholders will receive $35.00 in cash for each Common Share held;

•                                          holders of 2003 Warrants will receive $5.33 in cash for each 2003 Warrant held;

•                                          holders of 2004 Warrants will receive $18.99 in cash for each 2004 Warrant held;

•                                          holders of 2005 Warrants will receive $14.93 in cash for each 2005 Warrant held;

•                                          Optionholders will receive an amount in cash equal to $35.00 less the applicable exercise price for each Option held; and

•                                          RSU Holders will receive $35.00 in cash for each Restricted Share Unit held.

The foregoing payments may be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

4.                                      How many votes does each Security receive?

At the Meeting:

•                                          Shareholders will have one vote for each Common Share they hold on each of the Arrangement Resolution and the Rights Plan Resolution.

In addition, on the Arrangement Resolution:

•                                          holders of 2003 Warrants will have 0.15214 of one vote for each 2003 Warrant held;

•                                          holders of 2004 Warrants will have 0.54257 of one vote for each 2004 Warrant held;

•                                          holders of 2005 Warrants will have 0.42651 of one vote for each 2005 Warrant held;

•                                          Optionholders will have, for each Option held, that fraction of one vote equal to the quotient obtained (expressed as a decimal) when (x) the amount by which $35.00 exceeds the exercise price of such Option, is divided by (y) $35.00; and

•                                          RSU Holders will have one vote for each Restricted Share Unit held.

5.                                      How will Options be treated under the Arrangement?

Optionholders will receive $35.00 in cash less the applicable exercise price for each Option held.  In this regard, pursuant to the terms of the Arrangement (i) GSK will advance to IDB on behalf of each Optionholder the applicable exercise price for each Option held (which, if not unconditionally vested, will be vested conditionally as part of the Arrangement); (ii) all Options will then be exercised automatically and Common Shares issued therefor; (iii) such Common Shares will be acquired by GSK for $35.00; and (iv) the advance of the applicable exercise price will be repaid by each former Optionholder by set-off against the $35.00, such that each former Optionholder will receive in cash $35.00 less the applicable exercise price for each former Option held.

6.                                      What is the recommendation of the Board regarding the Arrangement?

After careful consideration, the Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of IDB.  Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution.  See “The Arrangement – Recommendation of the Board”.

7.                                      Why am I receiving this Circular as a Securityholder?

Securityholders are entitled to vote with respect to the approval of the Arrangement Resolution and Shareholders are entitled to vote with respect to the approval of the Rights Plan Resolution.  This Circular provides background and summary information about the Arrangement, the Arrangement Resolution and the Rights Plan Resolution.  This Circular also provides information in connection with the solicitation of Securityholder votes on such matters by or on behalf of management of IDB.

8.                                      What votes are necessary to pass the Arrangement Resolution and the Rights Plan Resolution?

Pursuant to the Interim Order, the vote required to pass the Arrangement Resolution will be not less than 75% of the votes cast by Securityholders, either in person or by proxy, at the Meeting.  In addition, the Arrangement Resolution must be approved by at least a simple majority of the Minority Shareholders.  See “Regulatory Matters and Other Consents – Canadian Securities Matters”.  Only Shareholders are entitled to vote to approve the Rights Plan Resolution.  This resolution must be approved by at least a simple majority of the votes cast by Shareholders, either in person or by proxy, at the Meeting.

9.                                      Who is entitled to vote?

Securityholders of record as of the close of business on October 10, 2005 (the “Record Date”) are entitled to vote on the Arrangement Resolution and Shareholders of record as of the close of business on the Record Date are entitled to vote on the Rights Plan Resolution.

10.                               How do I vote?

If you are a Registered Securityholder, there are two ways you can vote: (1) you may vote in person at the Meeting, or (2) you may complete, sign and date the applicable proxy or proxies enclosed with this Circular, to appoint a proxyholder to attend the Meeting and vote for you (the white form of proxy in the case of Shareholders, the green form of proxy in the case of holders of 2003 Warrants, the blue form of proxy in the case of holders of 2004 Warrants, the yellow form of proxy in the case of holders of 2005 Warrants, the orange form of proxy in the case of Optionholders and the purple form of proxy in the case of RSU Holders).  You may also complete a proxy by telephone or via the Internet by following the instructions set out in the proxy.  You must deposit the applicable proxy or proxies with Computershare Investor Services Inc. (“Computershare”), or carry out the procedures for telephone or Internet voting, as described under “Information Concerning the Meeting – Solicitation and Appointment of Proxies” by no later than the Proxy Deposit Deadline.

If you are not a Registered Securityholder you will not generally receive these forms of proxy in respect of your Securities.  If you hold your Securities through an Intermediary such as a broker or dealer, you should have received from your Intermediary either a form of proxy or a voting instruction form in respect of the number of Securities you beneficially own.  To ensure that your Securities are voted, you should carefully follow the instructions contained in the form of proxy or voting instruction form from your Intermediary.  If you do not provide instructions to your Intermediary, your Securities will not be voted at the Meeting.  See also “Information Concerning the Meeting – Non-Registered Holders.”

11.                               How do I participate in the Arrangement?

Upon the Arrangement being approved at the Meeting, a Letter of Transmittal will be sent to each Registered Securityholder prior to the Effective Time.  If you are a Registered Securityholder, you should send your certificate(s) representing your Securities, together with your completed and signed Letter of Transmittal, to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention:  Corporate Actions.  If you have lost your certificate(s) or if they have been destroyed or stolen, you should complete the applicable Letter of Transmittal as fully as possible and forward it to Computershare to inquire about receiving replacement certificate(s).

If you hold your Securities through an Intermediary such as a broker or dealer, you do not need to physically deliver any certificate(s).  To deliver your Securities upon completion of the Arrangement, you should follow the instructions of such Intermediary, which you can expect to receive closer to the Effective Time.  See “Information Concerning the Meeting — Letter of Transmittal”.

12.                               If I do not want to participate in the Arrangement, can I dissent?

The Interim Order provides that each Registered Shareholder will have the right to dissent and to have his or her Common Shares transferred to GSK in exchange for a cash payment from GSK equal to the fair value of his or her Common Shares as of the day before the Meeting.  In order to validly dissent, a Registered Shareholder must provide IDB with written objection to the Arrangement by 4:30 p.m. (Vancouver time) on November 14, 2005, must not vote any of his or her Common Shares in favour of the Arrangement Resolution and must otherwise comply with the Dissent Procedures provided under the Interim Order.  A Shareholder who is a Non-Registered Holder but who wishes to exercise the Dissent Rights must arrange for the Registered Shareholder holding its Common Shares to deliver the required written objection.  Any dissent must be in respect of all of your Common Shares.

It is important that Shareholders who wish to dissent comply strictly with the Dissent Procedures described in this Circular, which are different from the statutory dissent procedures of the BCBCA.  See “Dissenting Shareholders’ Rights”.

If you dissent, there can be no assurance that the amount you receive as the fair value of your Common Shares will be more than or equal to the $35.00 in cash per Common Share offered by GSK under the Arrangement.

Under the Combination Agreement, it is a condition in favour of GSK to completion of the Arrangement that the number of Common Shares held by Shareholders who exercise their Dissent Rights not exceed 10% of the aggregate number of Common Shares voted at the Meeting.

13.                               When will the Arrangement be completed?

IDB and GSK are endeavouring to complete the Arrangement as soon as is reasonably practicable.  Subject to the approval of Securityholders and the Court, receipt of certain regulatory approvals and other customary conditions, IDB and GSK currently anticipate that the Arrangement will be completed in late 2005 or early 2006.  However, there can be no assurance that the Arrangement will be completed by that time or at all.

14.                               What do I need to do now?

You should carefully read and consider the information contained in this Circular.  If you are a Registered Securityholder, whether or not you intend to attend the Meeting in person, you should complete, sign and date the applicable proxy or proxies and return it or them in the enclosed return envelope by mail, by fax, or vote by telephone or by Internet as soon as possible so that your Securities may be represented at the Meeting.  For more information, see “Information Concerning the Meeting – Solicitation and Appointment of Proxies”.  If you are not a Registered Securityholder, see “Information Concerning the Meeting – Non-Registered Holders” for information on how to vote your Securities.

15.                               Should I send in certificate(s) representing my Securities now?

No.  You should send your certificate(s) representing your Securities, together with the applicable Letter of Transmittal that will be sent to you prior to the Effective Time, only if the Arrangement Resolution and the Rights Plan Resolution are approved at the Meeting.  The applicable Letter of Transmittal will provide details of when and how you should send your certificates.  See “Information Concerning the Meeting — Letter of Transmittal”.

16.                               When will I receive the cash payment for my Securities?

You will receive any amount of cash due to you under the Arrangement after the Arrangement becomes effective and your Letter of Transmittal and certificate(s) representing your Securities or other documentation are received by Computershare.  See “Information Concerning the Meeting — Letter of Transmittal”.

17.                               Will the Common Shares or 2003 Warrants continue to be traded on the TSX and Nasdaq after the Arrangement?

No.  The Common Shares will be delisted from the TSX and Nasdaq, and the 2003 Warrants will be delisted from the TSX, soon after the Arrangement becomes effective.

18.                               In addition to approval by Securityholders, are there any other approvals required for the Arrangement?

The Court must approve the Arrangement.  The completion of the Arrangement is also conditional upon receipt of certain competition and other regulatory approvals in the United States and Canada.  See “Regulatory Matters and Other Consents”.

19.                               What will happen if the Arrangement is not approved at the Meeting or does not complete?

IDB would continue to operate its existing business but IDB would need to raise a significant amount of capital within a relatively short time frame in order to continue operations.

If the Arrangement Resolution and the Rights Plan Resolution are not approved at the Meeting and GSK terminates the Combination Agreement, Securityholders should be aware that IDB will need to obtain at least U.S.$100 million within approximately 90 days to repay the loan provided to IDB by GSK under the Credit Agreement.  Further, if the Arrangement Resolution and the Rights Plan Resolution are not approved at the Meeting and the Combination Agreement is terminated, IDB expects that it will require at least an additional U.S.$245 million over the next two years to complete facility expansion plans and purchase equipment related to its flu vaccine production facilities, to produce flu vaccine inventories in 2006 and in 2007, and to continue development of its clinical and research programs, including efficacy studies of Fluviral for U.S. licensure.  This amount of funding assumes that IDB will obtain the requisite U.S. licensure and will successfully produce and sell its full targeted production capacity of approximately 25 million doses of influenza vaccine in the U.S. market in 2006, at current price levels.  If IDB is not able to sell product into the United States in 2006, then its financing needs will be greater.

This funding is likely to be sourced from the equity capital markets and cause dilution to current Shareholders.  If the funding cannot be obtained by issuing additional Common Shares or by entering into credit or other financing arrangements (to the extent that any such financing is available, if at all, having regard to IDB’s limited ability to borrow funds from financial institutions), then IDB will be forced to discontinue programs or otherwise curtail spending.  IDB may consider other strategic alternatives at that time, but there is no assurance that IDB would be able to enter into any other strategic transaction or that any such alternatives would be available to IDB on commercially acceptable terms or at all.

A Termination Fee of $50 million is payable by IDB to GSK in certain circumstances.  The Termination Fee, however, has not been included in the above financial estimates.

20.                               Who can I contact if I have questions?

Securityholders who would like additional copies of this Circular or who have any questions about the Arrangement, including the procedures for voting, should contact Georgeson Shareholder toll-free at 1-866-358-3229.  Securityholders who have questions about deciding how to vote should contact their professional advisors.

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SUMMARY

The following is a summary of certain information contained in this Circular.  This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, all of which is important and should be reviewed carefully.  Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Circular.

Date, Place and Purpose of the Meeting

The Meeting will be held at the Pan Pacific Hotel, Pacific Rim 1 Room, 300 – 999 Canada Place, Vancouver, British Columbia, Canada on November 16, 2005 at 1:00 p.m. (Vancouver time).  The purpose of the Meeting is to consider the Arrangement Resolution and the Rights Plan Resolution.  See “Information Concerning the Meeting”.

Approval of the Arrangement Resolution requires the affirmative vote of not less than 75% of the votes validly cast at the Meeting by Securityholders.  In addition, the Arrangement Resolution must be approved by at least a simple majority of the Minority Shareholders.  See “Regulatory Matters and Other Consents – Canadian Securities Matters”.

Approval of the Rights Plan Resolution requires the affirmative vote of at least a simple majority of the votes validly cast at the Meeting by Shareholders.

The Parties to the Arrangement

The GSK Entities

GSK is a corporation amalgamated and continued under the laws of Canada.  GSK is an indirect wholly-owned subsidiary of GSK Parent.  GSK Parent is an English public limited company incorporated on December 6, 1999 under the laws of England and Wales.  The GSK group of companies is a world leading research-based pharmaceutical organization and is one of the world’s leading vaccine manufacturers.  See “Business of GSK Entities”.

IDB

IDB is an integrated biotechnology company dedicated to the development of innovative vaccine products.  Headquartered in Vancouver, British Columbia, Canada, IDB was incorporated under the Company Act (British Columbia) on March 4, 1991 and, as of September 30, 2005, had approximately 730 employees.  IDB has operations and support offices in the United States and Canada.  See “Business of IDB”.

The Arrangement

GSK is proposing to acquire all of the Common Shares of IDB.  The acquisition will be implemented by way of a plan of arrangement under the BCBCA pursuant to the terms of the Combination Agreement.

A copy of the Combination Agreement is attached to IDB’s material change report dated September 9, 2005 and is specifically incorporated by reference into and forms an integral part of this Circular.  See “Additional IDB Information” for information on how to access the Combination Agreement.  Securityholders are encouraged to read the Combination Agreement as it is the principal agreement that governs the Arrangement.  See “The Combination Agreement”.  The Plan of Arrangement is attached as Appendix D to this Circular.  Securityholders are also encouraged to read the Plan of Arrangement.  See “The Arrangement — Description of the Arrangement”.

The Arrangement will become effective after the required Securityholder and Court approvals have been obtained and all other conditions to closing have been satisfied or waived.  The Effective Date is expected to occur in late 2005 or early 2006.  See “The Combination Agreement — Effective Date of the Arrangement”.

What Securityholders Will Receive in the Arrangement

Pursuant to the Arrangement:

•                                          Shareholders will receive $35.00 in cash for each Common Share held;

•                                          holders of 2003 Warrants will receive $5.33 in cash for each 2003 Warrant held;

•                                          holders of 2004 Warrants will receive $18.99 in cash for each 2004 Warrant held;

•                                          holders of 2005 Warrants will receive $14.93 in cash for each 2005 Warrant held;

•                                          Optionholders will receive an amount in cash equal to $35.00 less the applicable exercise price for each Option held; and

•                                          RSU Holders will receive $35.00 in cash for each Restricted Share Unit held.

The foregoing payments may be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

Recommendation to Shareholders

After careful consideration, the Board has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of IDB.  Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution.

In the course of its evaluation of the Arrangement, the Board consulted with IDB’s senior management, legal counsel and financial advisor, reviewed a significant amount of information and considered a number of factors, including, among others, the following factors:

•                                          The value of the consideration to be received by the Shareholders pursuant to the Arrangement, as well as the fact that the consideration is all cash, which provides certainty of value and may facilitate a speedier consummation of the Arrangement than would consideration involving securities.

•                                          The fact that the $35.00 per Common Share to be paid as the Purchase Price for the Common Shares in the Arrangement represented a premium of approximately 13% from September 6, 2005, the last trading day prior to the announcement of the transaction (which was the all time closing high for the Common Shares), a premium of 34% from the 30 day average closing price of the Common Shares on the TSX as of September 6, 2005, a premium of 66% from the 180 day average closing price of the Common Shares on the TSX as of September 6, 2005 and a premium of 108% from the closing price of the Common Shares on the TSX on September 7, 2004 (one year prior to the announcement of the transaction).

•                                          The fact that the Common Shares had never traded at or above the Purchase Price prior to the date of the Combination Agreement.

•                                          The possible alternatives to the Arrangement (including the possibility of continuing to operate IDB as an independent entity), and the perceived risks thereof, the range of possible benefits to Shareholders of such alternatives and the timing and uncertainty of successfully accomplishing any of such alternatives, and the Board’s assessment that none of such alternatives were reasonably likely to present superior opportunities for IDB, or reasonably likely to create greater value for Shareholders, than the Arrangement, which consideration of alternatives included the uncertainty whether IDB, as an alternative to the Arrangement, would be able to license its proprietary programs to third parties on acceptable terms.

•                                          The fact that IDB requires significant capital going forward.

•                                          The fact that annual flu vaccine production is risky and uncertain.  Prior to the acquisition of vaccine assets from Shire, IDB had never manufactured a full season of flu vaccine production, including packaging and distribution.  During the 2005 influenza production season, IDB experienced, on a small scale, the nature of the types of problems that can occur in manufacturing flu vaccines on an annual basis, particularly when considering the rigorous nature of the FDA’s Good Manufacturing Practices.  If these problems were to affect significant lots or production runs in future years, then IDB’s future revenues could be materially impacted.

•                                          The fact that if, at any time over the next several years, IDB were to experience a serious manufacturing problem, IDB might not have the financial resources to survive, particularly since IDB does not have material revenues from product lines other than flu vaccine.

•                                          The fact that there is significant competition in the influenza vaccine business, and a push towards novel technologies, including:

•                                          The trend toward the use of thimerosal-free or reduced influenza vaccines in Europe and the possibility that the FDA may mandate the use of such products in the future, particularly in children.  IDB does not have such formulations in clinical development, placing it at a competitive disadvantage compared to competitors of IDB which already have such products on the market or have programs in advanced clinical development.

•                                          New technology from GSK.  GSK has a particularly strong adjuvant for flu vaccines that has shown promise in clinical testing, specifically targeting the elderly.  If this product continues to generate positive clinical data and is licensed for the U.S. market, it could have a significant impact on the ability of IDB to successfully market Fluviral to the elderly, and could ultimately lead to the termination of IDB’s strategically important distribution and product purchase agreements.

•                                          The fact that a worldwide influenza pandemic could occur at any time.  The cost associated with pandemic flu vaccine production is uncertain and there are risks that IDB’s pandemic preparedness agreement with the Canadian government may not provide IDB with a reasonable return on investment.  Without a material amendment to this agreement, which IDB is presently negotiating with the Canadian government, there are circumstances under which pandemic vaccine production for Canada could result in substantial losses to IDB.

•                                          Then current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Shares.

•                                          The financial condition, historical results of operations, competitive position and business and strategic objectives of IDB, as well as the risks involved in achieving those objectives.

•                                          A comparison of recent merger and acquisition transactions in the biotechnology industry as well as the trading performance for comparable companies in the specialty pharmaceutical industry.

•                                          The financial presentation of UBS, including its opinion, dated September 7, 2005, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Purchase Price to be received by holders of Common Shares pursuant to the Arrangement, as more fully described under “The Arrangement – Opinion of IDB’s Financial Advisor”.

•                                          The fact that IDB was able to obtain a loan from GSK and enter into the Credit Agreement, which was used by IDB to repay term debt owing to a syndicate of lenders, including Second City Capital Partners I, Limited Partnership, and to finance its cash requirements to the anticipated closing date of the Arrangement.

•                                          The fact that pursuant to the Combination Agreement and upon completion of the Arrangement, GSK will assume any adverse effect related to IDB’s biological license application relating to Fluviral made to the FDA or the status of such application.

•                                          The likelihood that the Arrangement would be consummated, in light of the experience, reputation and financial capabilities of GSK and the absence of significant closing conditions other than approval by Securityholders of the Arrangement Resolution and approval by Shareholders of the Rights Plan Resolution, the obtaining of the Appropriate Regulatory Approvals and other customary closing conditions.

•                                          The terms and conditions of the Combination Agreement, including:

•                                          The ability of the Board, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon payment to GSK of the Termination Fee of $50 million, to terminate the Combination Agreement and accept a superior competing proposal.

•                                          The belief of the Board that the Termination Fee of $50 million, which is approximately $1.03 per Common Share on an as-converted basis, is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers.

•                                          The limited ability of GSK to terminate the Combination Agreement.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

•                                          The price of the Common Shares may be capped at or near the Purchase Price to the extent that there is a market assumption that the Arrangement will be completed.

•                                          In certain circumstances set out under “The Combination Agreement — Termination and Payment of Termination Fee”, IDB may be required to pay the Termination Fee to GSK, which, in the absence of an alternative transaction, will adversely affect IDB’s financial condition.

•                                          If the Combination Agreement is terminated and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Purchase Price to be paid pursuant to the Arrangement.

•                                          Because the Arrangement is dependent upon receipt of the Appropriate Regulatory Approvals and satisfaction of certain conditions, its completion is subject to uncertainty.  In response to this uncertainty, IDB’s customers, clients and strategic partners may delay or defer decisions concerning IDB.  Any delay or deferral of those decisions by customers or strategic partners could have a material adverse effect on the business and operations of IDB, regardless of whether the Arrangement is ultimately completed.  Similarly, current and prospective IDB employees may experience uncertainty about their future roles with GSK until GSK’s strategies with respect to IDB are announced and executed.  This may adversely affect IDB’s ability to attract or to retain key management, sales and marketing and other personnel.  In addition, implementing the transactions contemplated by the Combination Agreement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of IDB and which could have an adverse impact on the operating results of IDB should the Arrangement not be approved.

•                                          Under the Combination Agreement, IDB would be required to pay the Termination Fee of $50 million in the event the Combination Agreement is terminated in certain circumstances.  The Termination Fee, and GSK’s right to match a Superior Proposal, may discourage other parties from attempting to acquire the Common Shares even if those parties might be willing to offer greater value than GSK has offered in the Combination Agreement.

•                                          Whether or not the Arrangement is completed, IDB will continue to face many of the risks that it currently faces with respect to its business and affairs, including the risky nature of influenza vaccine production, seasonal fluctuations in demand for IDB’s only material product (Fluviral), competitive pressures in the vaccine business, the risky and early nature of IDB’s pipeline vaccines, potential environmental liabilities, changes in Laws, reliance on significant customers and exchange rate risks related to sales outside Canada.

•                                          The fact that IDB will no longer exist as an independent public company and that Shareholders will not be able to participate in any future increase in IDB’s value or in synergies resulting from the Arrangement.

•                                          The conditions to GSK’s obligation to complete the Arrangement and the right of GSK to terminate the Combination Agreement under certain circumstances.

•                                          The fact that some Securityholders (specifically, holders of 2003 Warrants who purchased on the open market) may have purchased their Securities at a price higher than the consideration they will receive under the Arrangement.

•                                          The fact that there is potential for IDB to realize profits in the event of a worldwide influenza pandemic; provided, however, that it successfully amends its pandemic preparedness agreement with the Canadian government to allow it to sell to countries other than Canada (which may not be possible under the terms of the current agreement) and to obtain higher prices should a pandemic vaccine require larger doses of flu antigen than are used in annual flu vaccines.  In such an event, there may be significant purchases of flu vaccines from governments, such as from the United States government, at prices that could lead to substantial profits, unless the governments focus purchasing on adjuvanted pandemic flu vaccine, in which case IDB may not be able to capitalize on the opportunity.  In addition, prior to a pandemic, there may be stockpiling opportunities where IDB would be able to sell bulk vaccine to governments.

See “The Arrangement — Recommendation of the Board”.

Opinion of IDB’s Financial Advisor

In connection with the Arrangement, the Board received a written opinion dated September 7, 2005 from IDB’s financial advisor, UBS Securities LLC (“UBS”), as to the fairness, from a financial point of view and as of the date of the opinion, of the Purchase Price to be received by holders of Common Shares pursuant to the Arrangement.  The full text of UBS’ written opinion is attached as Appendix E to this Circular.  Shareholders are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.  UBS’ opinion was provided to the Board in its evaluation of the Purchase Price, does not address any other aspect of the Arrangement and does not constitute a recommendation to any Securityholder as to how to vote or act with respect to any matters relating to the Arrangement.  See “The Arrangement — Opinion of IDB’s Financial Advisor”.

Votes Attaching to each Security

At the Meeting:

•                                          Shareholders will have one vote for each Common Share they hold on each of the Arrangement Resolution and the Rights Plan Resolution.

In addition, on the Arrangement Resolution:

•                                          holders of 2003 Warrants will have 0.15214 of one vote for each 2003 Warrant held;

•                                          holders of 2004 Warrants will have 0.54257 of one vote for each 2004 Warrant held;

•                                          holders of 2005 Warrants will have 0.42651 of one vote for each 2005 Warrant held;

•                                          Optionholders will have, for each Option held, that fraction of one vote equal to the quotient obtained (expressed as a decimal) when (x) the amount by which $35.00 exceeds the exercise price of such Option, is divided by (y) $35.00; and

•                                          RSU Holders will have one vote for each Restricted Share Unit held.

Treatment of Options

Optionholders will receive $35.00 in cash less the applicable exercise price for each Option held.  In this regard, pursuant to the terms of the Arrangement (i) GSK will advance to IDB on behalf of each Optionholder the applicable exercise price for each Option held (which, if not unconditionally vested, will be vested conditionally as part of the Arrangement); (ii) all Options will then be exercised automatically and Common Shares issued therefor; (iii) such Common Shares will be acquired by GSK for $35.00; and (iv) the advance of the applicable exercise price will be repaid by each former Optionholder by set-off against the $35.00, such that each former Optionholder will receive in cash $35.00 less the applicable exercise price for each former Option held.

The amount received by an Optionholder will be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

Letter of Transmittal

If you are a Registered Securityholder and the Arrangement Resolution and the Rights Plan Resolution are approved at the Meeting, you will receive the applicable Letter of Transmittal prior to the Effective Time.

Stock Exchange De-Listings

The Common Shares will be de-listed from the TSX and Nasdaq, and the 2003 Warrants will be delisted from the TSX, following the Effective Date.

Conditions to Closing

Mutual Conditions

Each party’s obligation to complete the Arrangement is subject to the satisfaction or waiver, where permissible, of a number of conditions, including the following:

•                                          approval of the Arrangement by the Securityholders at the Meeting;

•                                          receipt of the Interim Order and the Final Order;

•                                          no provision of any applicable Laws and no judgment, injunction, order or decree is in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement or the transactions contemplated by the Combination Agreement; and

•                                          receipt of the Appropriate Regulatory Approvals, which shall be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation.

Conditions to Obligations of GSK and GSK Parent

GSK and GSK Parent will not be required to complete the Arrangement unless a number of conditions are satisfied, or waived (if permitted), including the following:

•                                          IDB has performed or complied with its obligations, covenants and agreements under the Combination Agreement;

•                                          the representations and warranties made by IDB in the Combination Agreement are true and correct to the degree required by the Combination Agreement;

•                                          there has been no Material Adverse Effect on IDB since September 7, 2005;

•                                          Shareholders have approved the Rights Plan Resolution;

•                                          certain senior officers of IDB have entered into binding agreements in substantially the form set forth in the Disclosure Letter with respect to non-solicitation and non-competition matters; and

•                                          Shareholders holding no more than 10% of the outstanding Common Shares voting at the Meeting have exercised Dissent Rights.

Conditions to Obligations of IDB

IDB will not be required to complete the Arrangement unless a number of conditions are satisfied, or waived (if permitted), including the following:

•                                          GSK has performed or complied with its obligations, covenants and agreements under the Combination Agreement;

•                                          the representations and warranties made by GSK and GSK Parent in the Combination Agreement are true and correct to the degree required by the Combination Agreement; and

•                                          GSK has deposited with the Depositary specified in the Plan of Arrangement, for the benefit of Securityholders, cash in an amount equal to the Consideration.

Court Approval

The Arrangement requires approval by the Court under the BCBCA.  Prior to the mailing of this Circular, IDB obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.  A copy of the Interim Order is attached as Appendix C to this Circular.

The hearing in respect of the Final Order is expected to be held on November 18, 2005, subject to approval of the Arrangement Resolution by the Securityholders and the Rights Plan Resolution by the Shareholders.

At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

See “The Arrangement — Court Approval of the Arrangement and Completion of the Arrangement”.

Non-Solicitation

In the Combination Agreement, IDB has agreed not to solicit or encourage any Acquisition Proposals.  Nevertheless, IDB is permitted to consider and accept a Superior Proposal under certain conditions.  GSK has the right to match any Acquisition Proposal that the Board has decided is a Superior Proposal in accordance with the Combination Agreement.  IDB’s right to consider Superior Proposals continues only until the Meeting.  If the Board accepts a Superior Proposal, IDB must pay GSK the Termination Fee.  See “The Combination Agreement – Covenants – Covenants Regarding Non-Solicitation” and “The Combination Agreement – Termination and Payment of Termination Fee”.

Termination of the Combination Agreement and Termination Fee

GSK or IDB may terminate the Combination Agreement if any condition precedent to completion of the Arrangement in its favour has not been satisfied at or prior to the Termination Date.  In addition, the Combination Agreement may be terminated prior to the Termination Date in certain other circumstances, including the following:

•                                          by the mutual agreement of IDB and GSK;

•                                          by either IDB or GSK, if any Law is passed that makes completion of the transactions contemplated by the Combination Agreement illegal or otherwise prohibited;

•                                          by GSK if (i) the Board fails to recommend or withdraws or modifies or changes in a manner adverse to GSK its approval or recommendation of the Arrangement, or (ii) the Board approves or recommends an Acquisition Proposal;

•                                          by IDB in order to enter into a definitive written agreement with respect to a Superior Proposal, provided GSK has been given the opportunity to match the Superior Proposal in accordance with the terms of the Combination Agreement and any Termination Fee required to be paid by IDB pursuant to the Combination Agreement is paid;

•                                          by either IDB or GSK if the required approval of the Arrangement Resolution is not obtained from Securityholders or the required approval of the Rights Plan Resolution is not obtained from Shareholders;

•                                          by GSK if IDB fails to hold the Meeting on or before November 18, 2005; or

•                                          by IDB if there has been a material breach by GSK of its obligation to make any Advance (as defined in the Credit Agreement) when required under the terms of the Credit Agreement.

IDB (or, in certain circumstances, GSK) may also terminate the Combination Agreement in specified circumstances relating to the availability of Increased Funding (as defined in the Credit Agreement) to IDB under the Credit Agreement.  In addition, if the Effective Date does not occur on or prior to June 15, 2006, the Combination Agreement will terminate.

GSK is entitled to a Termination Fee of $50 million payable by IDB if IDB terminates the Combination Agreement in order to enter into a Superior Proposal or upon the occurrence of certain other events.

See “The Combination Agreement – Termination and Payment of Termination Fee”.

Dissent Rights

The Interim Order provides that each Registered Shareholder will have the right to dissent and to have his or her Common Shares transferred to GSK in exchange for a cash payment from GSK equal to the fair value of his or her Common Shares as of the day before the Meeting.  Any Shareholder who wishes to dissent must arrange for a written notice of dissent to be received by IDB not later than 4:30 p.m. (Vancouver time) on November 14, 2005.  See “Dissenting Shareholders’ Rights”.

Material Income Tax Consequences of the Arrangement

This summary is qualified in its entirety by the more detailed summary of the Canadian and U.S. income tax consequences under “Tax Considerations.”  Securityholders should read carefully the information under “Tax Considerations” which qualifies the information set forth below, and should consult their own tax advisors.  No advance income tax rulings have been sought or obtained with respect to any of the transactions described in this Circular.

Canada

A Shareholder or Warrantholder who is a Canadian resident and who holds Common Shares or Warrants as capital property will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares or Warrants, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of such Common Shares or Warrants, as the case may be.

An Optionholder who is a Canadian resident will be considered to have exercised his or her Options and will receive Common Shares.  The Optionholder will be required to include in computing his or her employment income the amount of the Option Benefit.  Optionholders may be eligible to deduct, in computing their taxable income, an amount equal to 50% of the Option Benefit resulting from the exercise of such Options.

An RSU Holder who is a Canadian resident will be considered to have disposed of his or her Restricted Share Units and will be required to include in computing his or her employment income the amount of the RSU Benefit.

See “Tax Considerations – Certain Canadian Federal Income Tax Considerations for Securityholders”.

United States

A Shareholder or Warrantholder who is a “U.S. Holder” and who holds Common Shares or Warrants will recognize gain or loss equal to the difference, if any, between (a) the amount of cash received (at its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition and including the amount of any Canadian withholding tax) in exchange for the U.S. Holder’s Common Shares or Warrants in the Arrangement, and (b) the U.S. Holder’s adjusted tax basis in such Common Shares or Warrants.  Such gain or loss will be capital gain or loss if the U.S. Holder holds such Common Shares as capital assets (as defined for United States tax purposes) or if the Common Shares to which the Warrants relate would be held as capital assets by such holder if the Warrants were exercised.

The tax consequences for a U.S. Holder upon the exercise of an Option and the exchange of the Common Shares received upon the exercise of the Option, and the exchange of Restricted Share Units, for cash pursuant to the Arrangement are complex and may vary depending on the particular circumstances of the Securityholder and the Option or Restricted Share Unit.  In general, a U.S. Holder will realize ordinary income from the exercise of an Option (and the exchange of the Common Shares received upon the exercise of the Option for cash) and from the exchange of a Restricted Share Unit for cash, and IDB has treated the exercise of Options and the realization of income from Restricted Share Units in the past in such manner.  The rules of Sections 280G and 4999 of the Code may apply in respect of the holders of certain Options and Restricted Share Units.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the tax consequences of the exercise of Options and the exchange of the Common Shares received upon the exercise of the Options, and the exchange of Restricted Share Units, for cash pursuant to the Arrangement.

See “Tax Considerations – Certain United States Federal Income Tax Considerations to Securityholders”.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.  Unless otherwise indicated, these defined terms are not used in the appendices included herein.

“2003 Warrants” means the 2,900,000 common share purchase warrants issued by IDB, each currently exercisable to purchase one Common Share at a price of U.S.$25.00;

“2004 Warrants” means the 91,659 common share purchase warrants issued by IDB, each currently exercisable to purchase one Common Share at a price of $16.01;

“2005 Warrants” means the 400,000 common share purchase warrants issued by IDB, each currently exercisable to purchase one Common Share at a price of U.S.$16.91;

“Acquisition Proposal” means any of the following (other than the transactions contemplated by the Combination Agreement or the Arrangement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving IDB or any of its Material Subsidiaries and any other person (other than IDB or any of its wholly-owned subsidiaries), (b) any acquisition by any person (other than IDB or any of its wholly-owned subsidiaries) of assets of IDB or any of its subsidiaries having an aggregate value equal to 20% or more of the market capitalization of IDB on the date the proposal in respect of such acquisition is made (or any lease, license, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) in a single transaction or a series of related transactions, (c) any acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 20% or more of the Common Shares in a single transaction or a series of related transactions, or (d) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing;

“Affiliate” has the meaning ascribed thereto in the BCSA;

“Amended CDA” means the confidential disclosure agreement dated June 17, 2005, as amended by an amendment dated as of July 25, 2005, between IDB and GlaxoSmithKline Biologicals SA;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Schedule A to the Combination Agreement;

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set out in the Plan of Arrangement subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or section 7.1 of the Combination Agreement, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Securityholders, approving the Plan of Arrangement, to be considered at the Meeting, attached as Appendix A to this Circular;

“BCBCA” means the Business Corporations Act (British Columbia), including the regulation made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date, and includes where applicable the Company Act (British Columbia) prior to the enactment of the Business Corporations Act (British Columbia);

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and written policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Board” means the board of directors of IDB;

“business day” means any day on which commercial banks are generally open for business in London, England and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in London under the Laws of England or in Vancouver under the Laws of British Columbia or the federal Laws of Canada;

“CDS” means The Canadian Depository for Securities Limited, or its nominee;

“Circular” means this management proxy circular, including the Notice of Meeting and all appendices hereto and documents (or portions thereof) incorporated herein by reference;

“Combination Agreement” means the combination agreement dated as of September 7, 2005, among IDB, GSK and GSK Parent, pursuant to which IDB and GSK have proposed to implement the Arrangement, including any amendments thereto;

“Common Shares” means common shares in the capital of IDB;

“Company” means IDB;

“Competition Act” means the Competition Act (Canada);

“Computershare” means Computershare Investor Services Inc.;

“Consideration” means the aggregate amount to be paid to Securityholders pursuant to the Combination Agreement;

“Court” means the Supreme Court of British Columbia;

“Credit Agreement” means the credit agreement dated as of September 7, 2005, between IDB and GSK, pursuant to which IDB may borrow funds from GSK, including any amendments thereto;

“Depositary” means Computershare Investor Services Inc.;

“Directors” means the directors elected or appointed to the Board;

“Disclosure Letter” means that certain letter of disclosure dated as of the date of the Combination Agreement and signed by an authorized officer of IDB and delivered by IDB to GSK and GSK Parent on or prior to the date of the Combination Agreement;

“Dissent Notice” means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to IDB in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures described under “Dissenting Shareholders’ Rights” and contained in the Interim Order;

“Dissent Rights” means the rights of Registered Shareholders to dissent from the Arrangement Resolution in compliance with the Dissent Procedures, as more particularly described under “Dissenting Shareholders’ Rights” and in section 4.1 of the Plan of Arrangement;

“Dissenting Shareholder” means a Registered Shareholder who exercises the Dissent Rights in strict compliance with the Dissent Procedures;

“Dissenting Shares” means the Common Shares held by Dissenting Shareholders;

“Effective Date” means the date upon which all of the conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, or such other date as the parties to the Combination Agreement may agree;

“Effective Time” means 6:00 a.m. (Vancouver time) on the Effective Date;

“Eligible Employee” means an Optionholder or an RSU Holder who is a current or former employee of IDB (or any subsidiary thereof) and who, for purposes of the Tax Act, received his or her Options or Restricted Share Units in respect of, in the course of, or by virtue of, his or her employment with IDB (or any subsidiary thereof);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“FDA” means the United States Food and Drug Administration;

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Fluviral” means IDB’s injectable influenza vaccine;

“Georgeson Shareholder” means Georgeson Shareholder Communications Canada, Inc.;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“GSK” means GlaxoSmithKline Inc., a corporation amalgamated and continued under the laws of Canada, and an indirect wholly-owned subsidiary of GSK Parent;

“GSK Entities” means, together, GSK and GSK Parent;

“GSK Parent” means GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales;

“IDB” means ID Biomedical Corporation, a corporation incorporated under the laws of British Columbia;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended to the date hereof;

“Interim Order” means the Interim Order of the Court dated October 17, 2005 under section 291 of the BCBCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as Appendix C to this Circular;

“Intermediary” means an intermediary that a Non-Registered Holder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed RRSPs, RRIFs, RESPs and similar plans, and their nominees;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Laws” means all statutes, regulations, statutory rules, policies and orders, and terms and conditions of any grant of approval, permission, authority or license, of any Governmental Entity or self-regulatory authority (including the TSX and Nasdaq), and the term “applicable” with respect to such Law and in the context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity or self-regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the applicable letter of transmittal to be forwarded by IDB to Securityholders prior to the Effective Time in connection with the Arrangement;

“Mailing Date” means the date by which the Circular must be mailed in order to have the Meeting on or before the Meeting Date in accordance with the constating documents of IDB and applicable Laws;

“Material Adverse Effect”, when used in connection with IDB, means any change, effect, circumstance, event or occurrence (any such item, an “effect”) with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the business, operations, financial condition or results of operations of IDB and its subsidiaries taken as a whole, provided, however, that a Material Adverse Effect shall not include any such effect (whether alone or in combination with other effects) directly or indirectly arising out of or attributable to (nor shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect) (i) any adverse effect related to IDB’s biological license application relating to Fluviral made to the FDA or the status of such application, (ii) any failure by IDB to meet or achieve publicly disclosed revenue or earnings projections, (iii) any decrease in the market price of the Common Shares (but not any such effect underlying such decrease to the extent such effect would otherwise constitute a Material Adverse Effect), (iv) any changes or developments affecting (w) the biotechnology or pharmaceutical industries generally or the specific markets in which IDB and its subsidiaries compete, (x) IDB’s customers or the industries in which IDB’s customers operate, (y) general political, economic or financial conditions in the United States, Canada or Europe, including any changes or developments resulting from any act of terrorism or any outbreak of hostilities or war or (z) the state or condition of securities or capital markets in general, including any reduction in any United States, Canadian, European or other market indices, (v) any changes or proposed changes in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity or self-regulatory authority, including any changes in applicable accounting requirements or principles, (vi) the adequacy of IDB’s working capital if IDB is otherwise in compliance with Section 5.1(a) of the Combination Agreement and the terms of the Credit Agreement, or (vii) the public announcement of the execution and delivery of the Combination Agreement, including any such effect arising out of or attributable to any impact to IDB’s relationships with its employees, customers, suppliers or partners as a result of such announcement or the pendency of the transactions contemplated by the Combination Agreement;

“Material Subsidiary” means those subsidiaries of IDB listed in Section 1.1 of the Disclosure Letter as a material subsidiary;

“Meeting” means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Rights Plan Resolution;

“Meeting Date” means the date on which the Meeting is held, which date shall be on or before November 18, 2005;

“Meeting Materials” means this Circular and the forms of proxy for use in connection with the Meeting;

“Minority Shareholders” means all Shareholders other than Dr. Anthony Holler, any related party of Dr. Anthony Holler within the meaning of Rule 61-501, subject to the exceptions set out therein, and any person acting jointly or in concert with Dr. Anthony Holler;

“Nasdaq” means The Nasdaq National Market System, also known as the Nasdaq Stock Market;

“Non-Registered Holder” means a Securityholder who is a beneficial owner of Securities;

“Non-Resident Shareholder” means a Shareholder who is (a) a person, other than a partnership, who is not a resident of Canada for the purposes of the Tax Act or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Notice of Meeting” means the Notice of Special Meeting which accompanies this Circular;

“Opinion” means the opinion of UBS dated September 7, 2005, a copy of which is attached as Appendix E to this Circular;

“Option Benefit” means the amount by which the fair market value of a Common Share acquired upon the exercise of an Option exceeds the sum of the exercise price payable for the acquisition of such share under such Option and any amount paid by the Optionholder to acquire such Option, determined at the time of exercise;

“Option Price” means, with respect to each Option, the exercise price of such Option as specified in the option agreement between IDB and the holder of such Option;

“Optionholders” means the holders from time to time of Options;

“Options” means, collectively, all outstanding options, whether or not vested, entitling the holders thereof to acquire Common Shares and, for greater certainty, does not include the Warrants or the Restricted Share Units;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status as well as any syndicate or group that would be deemed to be a person under Section 13(d) of the Exchange Act;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Appendix D to this Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Plans” has the meaning ascribed thereto in the Combination Agreement;

“Proxy Deposit Deadline” means not later than 1:00 p.m. (Vancouver time) on November 14, 2005 or, in the event the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened;

“Purchase Price” means $35.00 for each Common Share;

“Record Date” means October 10, 2005, on which day each Securityholder of record at the close of business shall be entitled to receive notice of and vote at the Meeting;

“Registered Securityholder” means a holder of Securities whose name appears on the records of IDB as the registered holder of such Securities;

“Registered Shareholder” means a holder of Common Shares whose name appears on the records of IDB as the registered holder of such Common Shares;

“Restricted Share Units” means the restricted share units to acquire Common Shares granted under the restricted share unit plan of IDB;

“Rights Plan” means the shareholder rights plan of IDB established pursuant to the Amended and Restated Rights Agreement dated as of May 26, 2005 between IDB and Computershare Trust Company of Canada, as rights agent;

“Rights Plan Amending Agreement” means the rights plan amending agreement amending the Rights Plan, in the form attached as Schedule E to the Combination Agreement;

“Rights Plan Resolution” means the ordinary resolution of Shareholders attached as Appendix B to this Circular;

“RSU Benefit” means an amount equal to $35.00 for each Restricted Share Unit held;

“RSU Holders” means the holders of Restricted Share Units;

“Rule 61-501” means Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions of the Ontario Securities Commission, as it may be amended from time to time;

“Securities” means, collectively, the Common Shares, the Warrants, the Options and the Restricted Share Units;

“Securityholders” means, collectively, Shareholders, Warrantholders, Optionholders and RSU Holders;

“Share Plans” means, collectively, the stock option plan of IDB and the restricted share unit plan of IDB;

“Shareholders” means the holders of Common Shares;

“Shire” means Shire Pharmaceuticals Group plc;

“subsidiary” means, with respect to a specified person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the BCSA of such specified person, (b) a partnership of which such specified person or another of its subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) a subsidiary (as defined in clause (a) or (b) hereof) or any person described in clause (a) or (b) hereof of any subsidiary (as so defined) thereof;

“Superior Proposal” means any bona fide written proposal, other than the Arrangement, by any person, directly or indirectly, to acquire assets of IDB or any of its subsidiaries representing 100% of the book value (on a consolidated basis) of IDB’s total assets or 100% of the Common Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, that the Board determines in its good faith judgement (after consultation with a financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such proposal and the person making such proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Common Shares from a financial point of view than the terms of the Arrangement and provides for consideration per Common Share that has a value that is greater than the consideration per Common Share provided under the Arrangement (including any adjustment to such terms proposed by GSK as contemplated by Section 5.6(b) of the Combination Agreement) and would, if accepted, be reasonably capable of being consummated without undue delay;

“Termination Date” means June 15, 2006;

“Termination Fee” means a fee equal to $50 million;

“TSX” means the Toronto Stock Exchange;

“UBS” means UBS Securities LLC;

“VIF” means voting instruction form;

“Warrantholders” means, collectively, holders of 2003 Warrants, holders of 2004 Warrants and holders of 2005 Warrants; and

“Warrants” means, collectively, the 2003 Warrants, the 2004 Warrants and the 2005 Warrants.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by or on behalf of management of IDB for use at the Meeting.  At the Meeting, Securityholders will be asked to consider and vote on the Arrangement Resolution and Shareholders will be asked to consider and vote on the Rights Plan Resolution and such other business as may properly come before the Meeting.

THE BOARD HAS DETERMINED THAT THE ARRANGEMENT IS FAIR TO THE SHAREHOLDERS AND IN THE BEST INTERESTS OF IDB AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION AND THE RIGHTS PLAN RESOLUTION.  See “The Arrangement — Recommendation of the Board”.

Date, Time and Place of Meeting

The Meeting will be held at 1:00 p.m. (Vancouver time) on November 16, 2005, at the Pan Pacific Hotel, Pacific Rim 1 Room, located at 300-999 Canada Place in Vancouver, British Columbia, Canada.

Solicitation and Appointment of Proxies

The persons named in the enclosed form or forms of proxy are representatives of the management of IDB and are Directors or officers of IDB.  A Securityholder who wishes to appoint some other person to represent such Securityholder at the Meeting may do so by inserting the name of the person proposed in the blank space provided in the enclosed form or forms of proxy or by completing another acceptable form or forms of proxy.  Such other person need not be a Securityholder.  If the Securityholder is not an individual, it must have the proxy or proxies executed by a duly authorized officer or properly appointed attorney.  Securityholders who require assistance in completing their proxy or proxies should call Georgeson Shareholder toll-free at 1-866-358-3229.

To be valid, proxies must be signed, dated and either deposited with the Corporate Secretary of IDB, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J ZY1 (Attention: Stock Transfer Services) or sent by fax toll-free to 1-866-249-9524 (within North America) or 1-416-263-9524 (outside North America) (Attention: Stock Transfer Services) not later than 1:00 p.m. (Vancouver time) on November 14, 2005 or, in the event the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened (the “Proxy Deposit Deadline”).  An undated but executed proxy will be deemed to be dated the date of mailing of the enclosed form of proxy.  If you hold more than one class of Security, you must complete and submit the applicable proxy in respect of each class of Security you hold.  Registered Securityholders may also:

(a) vote using a touch tone telephone by calling toll-free 1-800-732-8683 (only available within North America), or

(b) vote using the Internet by going to www.computershare.com/ca/proxy not later than the Proxy Deposit Deadline.

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by employees or agents of IDB.  IDB has retained Georgeson Shareholder to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting.  Georgeson Shareholder will be paid a fee in the range of approximately $80,000 for proxy solicitation services provided to IDB, with associated expenses estimated to be approximately $25,000.  The total cost of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by GSK Parent.

Non–Registered Holders

Registered Securityholders, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting.  In many cases, Securities beneficially owned by Non-Registered Holders are registered either:

•                                          in the name of an Intermediary; or

•                                          in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

In accordance with the requirements of Canadian Securities Administrators National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), IDB is distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to:

•                                          be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of securities beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder and the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare as described above; or

•                                          more typically, be given a voting instruction form (“VIF”), which must be completed, signed and returned to the Intermediary by the Non-Registered Holder in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone or Internet).

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities that they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).  Up until September 2002, issuers (including the Directors and officers of IDB) had no knowledge of the identity of any of their beneficial owners including NOBOs.  Subject to the provisions of NI 54-101, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from Intermediaries via their transfer agents.  Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of a corporation except for the distribution of proxy-related materials directly to NOBOs.  This was stage one of the implementation of NI 54-101.  Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP Investor Communications) to NOBOs.  This is stage two of the implementation of NI 54-101.

This year, IDB has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs.  As a result NOBOs can expect to receive a scannable VIF from our transfer agent, Computershare.  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile.  In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself, which contains complete instructions.  Computershare will tabulate the results of the VIFs it receives from NOBOs and will provide appropriate instructions at the Meeting with respect to the Securities represented by the VIFs they receive.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Securities they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a VIF from his or her Intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the instructions on the form.  Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies to ensure that their Securities are voted.

Revocation of Proxies

A Registered Securityholder who has given a proxy may revoke the proxy by:

•                                          completing and signing a proxy bearing a later date and depositing it with Computershare as described above;

•                                          depositing an instrument in writing executed by the Securityholder or by the Securityholders’ attorney authorized in writing (a) at the registered office of IDB at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used or (b) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

•                                          in any other manner permitted by law.

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and a vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Voting of Proxies

The management representatives designated in the enclosed form of proxy will vote the Securities in respect of which they are appointed proxyholders on any ballot that may be called for in accordance with the instructions of the Securityholder as indicated on the form of proxy.  In the absence of such direction, the Securities will be voted by the management representatives FOR the Arrangement Resolution and the Rights Plan Resolution.

Dissenters’ Rights

Registered Shareholders who oppose the Arrangement Resolution are entitled to dissent in accordance with the Dissent Procedures.  See “Dissenting Shareholders’ Rights”.

Other Business

The management of IDB does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular.  However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular.

Letter of Transmittal

If you are a Registered Securityholder and the Arrangement Resolution and the Rights Plan Resolution are approved at the Meeting, you will be sent a Letter of Transmittal prior to the Effective Time.

If you are a Registered Securityholder, you should send your certificate(s) representing your Securities, together with your completed and signed Letter of Transmittal, by hand, courier or registered mail to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions) OR by regular mail to Computershare Investor Services Inc., P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario M5C 3H2 (Attention: Corporate Actions).  Where a certificate for Securities has been destroyed, lost or stolen, the Registered Securityholder of that certificate should immediately contact Computershare toll-free at 1-800-564-6253 or by email at corporateactions@computershare.com.  A replacement certificate will be issued upon the Registered Securityholder satisfying the requirements of Computershare and IDB relating to replacement certificate(s).

If you hold your Securities through an Intermediary, you should carefully follow the instructions of such Intermediary in order to submit your Common Shares or 2003 Warrants.

On and after the Effective Time, all certificates that represented Securities immediately prior to the Effective Time will cease to represent any rights with respect to the Securities and will only represent the right to receive the consideration payable pursuant to the Plan of Arrangement, which will be as follows:

•                                          $35.00 in cash for each Common Share held;

•                                          $5.33 in cash for each 2003 Warrant held;

•                                          $18.99 in cash for each 2004 Warrant held;

•                                          $14.93 in cash for each 2005 Warrant held;

•                                          $35.00 in cash less the applicable exercise price for each Option held; and

•                                          $35.00 in cash for each Restricted Share Unit held.

The foregoing payments may be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

Under no circumstances will interest accrue or be payable by GSK, IDB or Computershare in respect of consideration payable under the Arrangement, regardless of any delay in making such payment.

Any use of the mail to transmit certificate(s) for Securities and/or Letters of Transmittal is at the risk of the relevant Securityholder.  If these documents are mailed, it is recommended that registered mail be used, with a return receipt requested and with proper insurance obtained.

GSK has agreed that at or before the Effective Time, it will deposit sufficient cash with Computershare for the benefit of Securityholders to give effect to the Arrangement.  From this amount, a cheque in the amount payable under the Arrangement to each former Securityholder will, as soon as practicable after the Effective Date and receipt of such Securityholder’s Letter of Transmittal and certificate(s) representing such Securities, (i) be forwarded by prepaid mail to such former Securityholder at the address specified in the Letter of Transmittal or (ii) be made available at the offices of Computershare for pick-up by such Securityholder, as may be requested by such Securityholder in the Letter of Transmittal.

IDB, GSK and Computershare shall be entitled to deduct and withhold from any consideration otherwise payable to any Securityholder such amounts as they are or any of them is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any other provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement as having been paid to Securityholders in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

VOTING SECURITIES, PRINCIPAL HOLDERS OF VOTING SECURITIES AND REQUIRED VOTE

Each Securityholder of record at the close of business on the Record Date, October 10, 2005, is entitled to receive notice of, and will be entitled to vote at, the Meeting.  As of the Record Date, IDB had outstanding: (i) 44,164,628 Common Shares, each carrying one vote; (ii) 2,900,000 2003 Warrants, each carrying 0.15214 of one vote; (iii) 91,659 2004 Warrants, each carrying 0.54257 of one vote; (iv) 400,000 2005 Warrants, each carrying 0.42651 of one vote; (v) 3,347,726 Options, each carrying that fraction of one vote equal to the quotient obtained (expressed as a decimal) when (x) the amount by which the Purchase Price exceeds the exercise price of such Option is, (y) divided by the Purchase Price; and (vi) 1,698,117 Restricted Share Units, each carrying one vote.

Pursuant to the Interim Order, the presence in person or represented by proxy of one Shareholder holding not less than one Common Share and who is entitled to attend and vote at the Meeting is necessary to constitute a quorum at the Meeting.

The Arrangement Resolution requires the affirmative vote of not less than 75% of the votes cast by Securityholders, either in person or by proxy, at the Meeting.  In addition, the Arrangement Resolution must be approved by at least a simple majority of the Minority Shareholders.  Only Shareholders are entitled to vote to approve the Rights Plan Resolution.  This resolution must be approved by at least a simple majority of the votes cast at the Meeting by Shareholders voting in person or by proxy.  For these purposes, any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

To the knowledge of the Board and officers of IDB, no person beneficially owns, directly or indirectly, or exercises control or direction over (i) Common Shares carrying more than 10% of the voting rights attached to the outstanding voting Common Shares as of the Record Date, and (ii) Securities carrying more than 10% of the voting rights attached to the outstanding voting Securities as of the Record Date.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

All dollar figures or references to “$” in this Circular, unless otherwise specifically stated, are references to Canadian currency.

The historical financial statements of, and the summaries of historical financial information concerning IDB, referred to in this Circular are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP.

CANADIAN/U.S. EXCHANGE RATES

The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot exchange rate.

	Year Ended December 31					9 Months Ended Sept. 30,
	2000	2001	2002	2003	2004	2005
High	1.5593	1.6021	1.6132	1.5747	1.3968	1.2704
Low	1.4341	1.4936	1.5110	1.2924	1.1774	1.1611
Average	1.4852	1.5484	1.5704	1.4015	1.3015	1.2240
Period End	1.5002	1.5926	1.5796	1.2924	1.2036	1.1611

On October 18, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars was 1.1796 based upon the Bank of Canada noon spot rate of exchange.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995.  Words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that either the GSK Entities or IDB expects or anticipates will or may occur in the future, including such things as future capital (including the amount and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the future success of the GSK Entities or IDB, their respective subsidiaries and the companies, joint ventures or partnerships in which the GSK Entities or IDB has equity investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of (i) IDB’s ability to successfully complete preclinical and clinical development of its products; (ii) IDB’s ability to manufacture its products; (iii) the seasonality of the flu-vaccine business and related fluctuations in IDB’s revenues from quarter to quarter; (iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of IDB’s products for human testing; (v) IDB’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vi) market acceptance of IDB’s technologies and products; (vii) the risk factors described under “The Arrangement – Recommendation of the Board”; (viii) general economic, market or business conditions;

(ix) the opportunities (or lack thereof) that may be presented to and pursued by the GSK Entities or IDB; (x) competitive actions by other companies and the impact of technological change and other risks detailed in the GSK Parent and IDB filings with the United States Securities and Exchange Commission; (xi) changes in laws; and (xii) other factors, many of which are beyond the control of the GSK Entities and IDB.

All written and oral forward-looking statements attributable to the GSK Entities or IDB, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above.  Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which reflect the analysis of the management of the GSK Entities and IDB, as appropriate, only as of the date of this Circular.  Neither the GSK Entities nor IDB undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.

Forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

The provisions of the Combination Agreement are the result of arm’s length negotiations conducted among representatives of IDB, GSK Parent and GSK, and their respective legal and financial advisors.  The following is a summary of the background to the execution of the Combination Agreement and the Credit Agreement.

In late 2004, management of IDB met with representatives of GlaxoSmithKline Biologicals SA (“GSKB”), GSK Parent’s worldwide vaccine business unit, to discuss various potential partnership proposals, including a possible merger or joint venture for influenza vaccines.  At that time, GSKB was focused on United States joint ventures for influenza vaccines, which was not then an immediate priority for IDB.  IDB continued to have informal discussions regarding possible joint ventures with GSKB for several months until early 2005, at which time discussions ceased.

In May 2005, representatives of GSKB again approached senior management of IDB regarding potential partnering arrangements dealing with infectious disease vaccine manufacturing.  On June 17, 2005, IDB and GSKB executed a confidential disclosure agreement (the “GSKB CDA”) and proceeded to share information with the intention of performing due diligence to determine if the parties should proceed with partnership discussions.

In early July 2005, representatives of GSKB contacted senior management of IDB and they had a detailed discussion regarding a possible acquisition transaction of IDB by GSK or one of its affiliates.  GSKB expressed an interest in conducting due diligence on IDB.  Senior management of IDB agreed to raise the matter with the Board.  On July 15, 2005, the Board discussed the potential acquisition of IDB by GSK.  Management of IDB provided the Board with a report on the discussions that had taken place with GSKB, the strategic alternatives available to grow IDB, the amount of capital required by IDB going forward, and the need to retain a financial advisor.  The Board discussed its general obligations and authorized the management of IDB to commence negotiations with GSKB, to retain a financial advisor and to retain special independent counsel.  IDB subsequently retained UBS as its financial advisor and McCarthy Tétrault LLP as its special independent counsel.

On July 22, 2005, a meeting of the Board was held.  The management of IDB updated the Board regarding its discussions with GSKB and representatives of UBS discussed with the Board different valuation methodologies to be utilized in evaluating IDB from a financial perspective.  The Board had a detailed discussion of alternative transactions available to IDB and then authorized management of IDB to continue discussions with GSKB.

The management of IDB commenced preliminary discussions with GSKB concerning GSKB’s proposal.  On July 25, 2005, IDB executed an amendment to the GSKB CDA (the “Amended CDA”).  The Amended CDA enabled IDB to disclose confidential information of IDB to GSKB and its affiliates in connection with a potential strategic transaction between the two parties, including a negotiated acquisition of IDB by GSKB and/or one or more of GSKB’s affiliates.  Shortly thereafter, IDB established a due diligence data room in Vancouver, Canada and GSKB commenced its due diligence review of IDB.

The Board met again on July 27, 2005.  The management of IDB provided the Directors with an update regarding its discussions with GSKB and its view on the potential price range per share that would be offered by GSKB.  Such discussions included a review of IDB’s short-term financial requirements, which were significant in order for IDB to meet certain financial covenants contained in one of its loan agreements and to meet unrestricted cash requirements in various letters of credit.  The IDB management and Board discussed at length other typical acquisition transaction terms and then the Board provided management of IDB with guidance regarding acceptable terms.  The Board directed management of IDB to convey that any transaction with GSK must include financing from GSK sufficient to repay certain outstanding term debt and to finance its anticipated cash requirements to the anticipated completion date of the transaction.  In the absence of such financing from GSK, IDB would require financing from the capital markets during the month of September 2005.

A Board meeting attended by IDB’s senior management and legal and financial advisors, was held on August 1, 2005.  Management provided an update on the status of negotiations and representatives of UBS reviewed with the Board certain valuation considerations.  Representatives of McCarthy Tétrault LLP provided a presentation on board responsibilities in the context of a potential acquisition.  The Board considered alternative transactions and the long-term view for the business of IDB.  The next Board meeting was set for August 10, 2005 on the basis that GSKB had advised IDB that a committee of executives of GSK Parent would meet on August 9, 2005 to discuss the potential acquisition of IDB.

In consideration of GSKB and IDB negotiating a possible transaction involving the acquisition of all of the issued and outstanding IDB securities by GSK, IDB entered into an exclusivity agreement with GSKB on August 4, 2005.  Such agreement provided that the exclusivity period would expire on August 10, 2005, with an option to extend the period to August 12, 2005 if the meeting of the committee of executives of GSK Parent scheduled for August 9, 2005 recommended continuing discussions with IDB regarding the proposed acquisition transaction.  Negotiations between IDB and GSK regarding price began in earnest during the first week of August.

Between July 28, 2005 and August 10, 2005, representatives of each of IDB and GSK and each of such party’s counsel negotiated the terms of the proposed combination agreement, including, among other things, the scope, nature and language for representations and warranties to be made by each party, the conditions to closing, certain aspects of the material adverse effect definition, certain terms of the Board’s right to hold discussions with other potential acquirors and the amount and triggers of the termination fee payable by IDB.

The committee of GSK Parent’s executives did not approve the transaction at its August 9, 2005 meeting.  GSKB requested that IDB agree to an approximate one month delay in the negotiation of the acquisition transaction.  On August 10, 2005, the management of IDB recommended to the Board that negotiations cease with GSKB and that IDB focus its efforts on completing a significant financing to ensure it could meet its short- and longer-term capital requirements.  The Board agreed with management and authorized management to pursue financing opportunities.  Further Board meetings were held on August 12, 2005 and August 18, 2005 to discuss financing strategies and alternatives.

On September 1, 2005, representatives of GSKB contacted senior management of IDB to re-start negotiations regarding the acquisition of IDB.  Representatives of GSK travelled to Vancouver and met with representatives of IDB on September 2, 2005 and the parties discussed new acquisition terms.  The Board met on September 3, 2005 with IDB’s management and legal and financial advisors to discuss GSK’s proposed terms, including a potential increased offering price, the expected dilution from potential equity financings as an alternative to the proposed transaction, and the general risks associated with the flu vaccine business and its future prospects.  The Board unanimously determined that management of IDB should proceed with further negotiations with GSK.

The revised negotiations with GSK included a proposed credit facility pursuant to which GSK would make funds available to IDB in order to allow IDB to repay amounts owing by IDB to a syndicate of lenders, including Second City Capital Partners I, Limited Partnership, and to finance IDB’s capital requirements through to the end of the year, or until the anticipated completion date of the Arrangement.

On September 6, 2005, the Board met to consider the terms of the proposed combination agreement among IDB, GSK and GSK Parent, which provided for the acquisition by GSK of, among other things, all of the Common Shares at a price of $35.00 per share and the terms of the proposed credit agreement.  Representatives of IDB’s legal advisor with respect to the Arrangement, McCarthy Tétrault LLP, described the terms of the proposed agreements.

Following these discussions, the Board agreed to meet on September 7, 2005 to review and, if deemed appropriate, approve the final transaction documents.

On the morning of September 7, 2005, the Board met and discussed the Combination Agreement, the Arrangement, the amendment of the Rights Plan waiving the application of the Rights Plan to GSK and GSK Parent as provided for in the Combination Agreement, the Credit Agreement, and all other transactions contemplated by the foregoing (the “Transactions and Documents”).  Shortly after being informed that the board of directors of GSK Parent had approved the transaction, the Board unanimously approved the Transactions and Documents based on the terms described to the Board at the September 6, 2005 meeting, with certain changes that were described by representatives of McCarthy Tétrault LLP.  Also at this meeting, UBS reviewed with the Board its financial analysis of the Purchase Price and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated September 7, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Purchase Price to be received by holders of Common Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders.  The Board unanimously determined that the Arrangement was fair to Shareholders and in the best interests of IDB, and unanimously determined to recommend that Shareholders vote for the Arrangement Resolution and the Rights Plan Resolution.  On the same day, IDB, GSK and GSK Parent entered into the Combination Agreement and IDB and GSK entered into the Credit Agreement.

Recommendation of the Board

After careful consideration, the Board has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of IDB.  Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution.  In the course of its evaluation of the Arrangement, the Board consulted with IDB’s senior management, legal counsel and financial advisor, reviewed a significant amount of information and considered a number of factors, including, among others, the following factors:

•                                          The value of the consideration to be received by the Shareholders pursuant to the Arrangement, as well as the fact that the consideration is all cash, which provides certainty of value and may facilitate a speedier consummation of the Arrangement than would consideration involving securities.

•                                          The fact that the $35.00 per Common Share to be paid as the Purchase Price for the Common Shares in the Arrangement represented a premium of approximately 13% from September 6, 2005, the last trading day prior to the announcement of the transaction (which was the all time closing high for the Common Shares), a premium of 34% from the 30 day average closing price of the Common Shares on the TSX as of September 6, 2005, a premium of 66% from the 180 day average closing price of the Common Shares on the TSX as of September 6, 2005 and a premium of 108% from the closing price of the Common Shares on the TSX on September 7, 2004 (one year prior to the announcement of the transaction).

•                                          The fact that the Common Shares had never traded at or above the Purchase Price prior to the date of the Combination Agreement.

•                                          The possible alternatives to the Arrangement (including the possibility of continuing to operate IDB as an independent entity), and the perceived risks thereof, the range of possible benefits to Shareholders of such alternatives and the timing and uncertainty of successfully accomplishing any of such alternatives, and the Board’s assessment that none of such alternatives were reasonably likely to present superior opportunities for IDB, or reasonably likely to create greater value for Shareholders, than the Arrangement, which consideration of alternatives included the uncertainty whether IDB, as an alternative to the Arrangement, would be able to license its proprietary programs to third parties on acceptable terms.

•                                          The fact that IDB requires significant capital going forward.

•                                          The fact that annual flu vaccine production is risky and uncertain.  Prior to the acquisition of the vaccine assets from Shire, IDB had never manufactured a full season of flu vaccine production, including packaging and distribution.  During the 2005 influenza production season, IDB experienced, on a small scale, the nature of the types of problems that can occur in manufacturing flu vaccines on an annual basis, particularly when considering the rigorous nature of the FDA’s Good Manufacturing Practices.  If these problems were to affect significant lots or production runs in future years, then IDB’s future revenues could be materially impacted.

•                                          The fact that if, at any time over the next several years, IDB were to experience a serious manufacturing problem, IDB might not have the financial resources to survive, particularly since IDB does not have material revenues from product lines other than flu vaccine.

•                                          The fact that there is significant competition in the influenza vaccine business, and a push towards novel technologies, including:

•                                          The trend toward the use of thimerosal-free or reduced influenza vaccines in Europe and the possibility that the FDA may mandate the use of such products in the future, particularly in children.  IDB does not have such formulations in clinical development, placing it at a competitive disadvantage compared to competitors of IDB which already have such products on the market or have programs in advanced clinical development.

•                                          New technology from GSK.  GSK has a particularly strong adjuvant for flu vaccines that has shown promise in clinical testing, specifically targeting the elderly.  If this product continues to generate positive clinical data and is licensed for the U.S. market, it could have a significant impact on the ability of IDB to successfully market Fluviral to the elderly, and could ultimately lead to the termination of IDB’s strategically important distribution and product purchase agreements.

•                                          The fact that a worldwide influenza pandemic could occur at any time.  The cost associated with pandemic flu vaccine production is uncertain and there are risks that IDB’s pandemic preparedness agreement with the Canadian government may not provide IDB with a reasonable return on investment.  Without a material amendment to this agreement, which IDB is presently negotiating with the Canadian government, there are circumstances under which pandemic vaccine production for Canada could result in substantial losses to IDB.

•                                          Then current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Shares.

•                                          The financial condition, historical results of operations, competitive position and business and strategic objectives of IDB, as well as the risks involved in achieving those objectives.

•                                          A comparison of recent merger and acquisition transactions in the biotechnology industry as well as the trading performance for comparable companies in the specialty pharmaceutical industry.

•                                          The financial presentation of UBS, including its opinion, dated September 7, 2005, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Purchase Price to be received by holders of Common Shares pursuant to the Arrangement, as more fully described under “The Arrangement – Opinion of IDB’s Financial Advisor”.

•                                          The fact that IDB was able to obtain a loan from GSK and enter into the Credit Agreement, which was used by IDB to repay term debt owing to a syndicate of lenders, including Second City Capital Partners I, Limited Partnership, and to finance its cash requirements to the anticipated closing date of the Arrangement.

•                                          The fact that pursuant to the Combination Agreement and upon completion of the Arrangement, GSK will assume any adverse effect related to IDB’s biological license application relating to Fluviral made to the FDA or the status of such application.

•                                          The likelihood that the Arrangement would be consummated, in light of the experience, reputation and financial capabilities of GSK and the absence of significant closing conditions other than approval by Securityholders of the Arrangement Resolution and approval by Shareholders of the Rights Plan Resolution, the obtaining of the Appropriate Regulatory Approvals and other customary closing conditions.

•                                          The terms and conditions of the Combination Agreement, including:

•                                          The ability of the Board, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon payment to GSK of the Termination Fee of $50 million, to terminate the Combination Agreement and accept a superior competing proposal.

•                                          The belief of the Board that the Termination Fee of $50 million, which is approximately $1.03 per Common Share on an as-converted basis, is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers.

•                                          The limited ability of GSK to terminate the Combination Agreement.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

•                                          The price of the Common Shares may be capped at or near the Purchase Price to the extent that there is a market assumption that the Arrangement will be completed.

•                                          In certain circumstances set out under “The Combination Agreement — Termination and Payment of Termination Fee”, IDB may be required to pay the Termination Fee to GSK, which, in the absence of an alternative transaction, will adversely affect IDB’s financial condition.

•                                          If the Combination Agreement is terminated and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Purchase Price to be paid pursuant to the Arrangement.

•                                          Because the Arrangement is dependent upon receipt of the Appropriate Regulatory Approvals and satisfaction of certain conditions, its completion is subject to uncertainty.  In response to this uncertainty, IDB’s customers, clients and strategic partners may delay or defer decisions concerning IDB.  Any delay or deferral of those decisions by customers or strategic partners could have a material adverse effect on the business and operations of IDB, regardless of whether the Arrangement is ultimately completed.  Similarly, current and prospective IDB employees may experience uncertainty about their future roles with GSK until GSK’s strategies with respect to IDB are announced and executed.  This may adversely affect IDB’s ability to attract or to retain key management, sales and marketing and other personnel.  In addition, implementing the transactions contemplated by the Combination Agreement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of IDB and which could have an adverse impact on the operating results of IDB should the Arrangement not be approved.

•                                          Under the Combination Agreement, IDB would be required to pay the Termination Fee of $50 million in the event the Combination Agreement is terminated in certain circumstances.  The Termination Fee, and GSK’s right to match a Superior Proposal, may discourage other parties from attempting to acquire the Common Shares even if those parties might be willing to offer greater value than GSK has offered in the Combination Agreement.

•                                          Whether or not the Arrangement is completed, IDB will continue to face many of the risks that it currently faces with respect to its business and affairs, including the risky nature of influenza vaccine production, seasonal fluctuations in demand for IDB’s only material product (Fluviral), competitive pressures in the vaccine business, the risky and early nature of IDB’s pipeline vaccines, potential environmental liabilities, changes in Laws, reliance on significant customers and exchange rate risks related to sales outside Canada.

•                                          The fact that IDB will no longer exist as an independent public company and that Shareholders will not be able to participate in any future increase in IDB’s value or in synergies resulting from the Arrangement.

•                                          The conditions to GSK’s obligation to complete the Arrangement and the right of GSK to terminate the Combination Agreement under certain circumstances.

•                                          The fact that some Securityholders (specifically, holders of 2003 Warrants who purchased on the open market) may have purchased their Securities at a price higher than the consideration they will receive under the Arrangement.

•                                          The fact that there is potential for IDB to realize profits in the event of a worldwide influenza pandemic; provided, however, that it successfully amends its pandemic preparedness agreement with the Canadian government to allow it to sell to countries other than Canada (which may not be possible under the terms of the current agreement) and to obtain higher prices should a pandemic vaccine require larger doses of flu antigen than used in annual flu vaccines.  In such an event, there may be significant purchases of flu vaccines from governments, such as from the United States government, at prices that could lead to substantial profits, unless the governments focus purchasing on adjuvanted pandemic flu vaccine, in which case IDB may not be able to capitalize on the opportunity.  In addition, prior to a pandemic, there may be stockpiling opportunities where IDB would be able to sell bulk vaccine to governments.

During its deliberations concerning the Arrangement, the Board was also aware that some of IDB’s executive officers, Directors and employees have interests in the Arrangement and may have circumstances that are different from, or in addition to, those of Securityholders generally, as described under “The Arrangement — Interests of Certain Persons in the Arrangement”.

The foregoing discussion summarizes the material information and factors considered by the Board in its consideration of the Arrangement.  The Board collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate.  In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination.  Individual members of the Board may have given different weight to different factors.

Opinion of IDB’s Financial Advisor

IDB retained UBS to act as its financial advisor in connection with the proposed Arrangement.  In connection with UBS’ engagement, IDB requested that UBS evaluate the fairness, from a financial point of view, to the holders of Common Shares of the Purchase Price provided for in the Arrangement.  On September 7, 2005, at a meeting of the Board held to evaluate the proposed Arrangement, UBS delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated September 7, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Purchase Price to be received by holders of Common Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS.  This opinion is attached as Appendix E and is incorporated into this Circular by reference.  Shareholders are encouraged to read this opinion carefully in its entirety.  UBS’ opinion is directed only to the fairness, from a financial point of view, of the Purchase Price and does not address any other aspect of the Arrangement or any related transaction.  The opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to IDB or the underlying business decision of IDB to effect the Arrangement or any related transaction.  The opinion does not constitute a recommendation to any Securityholder as to how such Securityholder should vote or act with respect to any matters relating to the Arrangement.

UBS’ opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Board or IDB’s management with respect to the Arrangement or the Purchase Price provided for in the Arrangement.

Under the terms of UBS’ engagement, IDB has agreed to pay UBS customary fees for its financial advisory services in connection with the Arrangement, a portion of which was payable in connection with the opinion and a significant portion of which is contingent upon the consummation of the Arrangement.  In addition, IDB has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under U.S. federal securities laws, relating to, or arising out of, its engagement.  In the past, UBS and its affiliates have provided services to IDB and GSK Parent unrelated to the proposed Arrangement, for which services UBS and its affiliates have received customary compensation.  In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and accounts of customers, securities of IDB and GSK Parent and, accordingly, may at any time hold a long or short position in such securities.

IDB selected UBS as its financial advisor in connection with the Arrangement because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions.  UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Securityholders should be aware that employees of IDB, certain members of management of IDB and members of the Board may have certain interests in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement.  The Board is aware of these interests and has considered them along with the other matters described under “The Arrangement — Recommendation of the Board”.

D&O Liability Insurance

IDB currently maintains directors’ and officers’ liability insurance insuring Directors and officers of IDB and its subsidiaries against liability for acts or omissions in their capacities as such directors and officers, subject to certain exclusions.  Pursuant to the Combination Agreement, GSK has agreed that, for a period of six years from the Effective Time, GSK shall cause to be maintained in effect coverage substantially equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by IDB with respect to matters occurring prior to the Effective Date, provided that in no event shall GSK be required to expend in any one year an amount in excess of 200% of the annual amount currently paid by IDB.  If the annual premiums exceed such amount, GSK is only obligated to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.  Alternatively, IDB may, at its option, and shall, at the request of GSK, purchase, as an extension of IDB’s current insurance policies, prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in IDB’s current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by IDB shall cover the interest of GSK in respect of its directors’ and officers’ indemnification obligations.  See also “Directors’ and Officers’ Liability Insurance”.

Options and Restricted Share Units

Some of the holders of Options that will be automatically exercised (whether vested or unvested) before the Effective Time are insiders of IDB.  In addition, some of the RSU Holders are insiders of IDB.

Change of Control Agreements

Mr. Todd Patrick, IDB’s President, and Dr. Anthony Holler, IDB’s Chief Executive Officer, have “change of control” agreements with IDB.  These agreements provide that termination of their employment “without cause” by IDB or for “good reason” by them or with or without cause by any acquiring company following a “change of control” will result in certain severance payments.  The total amount of severance for each of Mr. Patrick and Dr. Holler will be equal to two times the aggregate of his then current base salary plus the full amount of the annual bonus (based on his then current regular bonus entitlement) that would have been earned in the year of termination.  Upon a “change of control”, each will also have the right to voluntarily terminate his employment, in which case the severance shall be the same as if he was terminated without cause.  The voluntary termination right must be exercised within 30 days of a “change of control.”  Upon exercise, Mr. Patrick and Dr. Holler will each be paid approximately U.S.$1.28 million.  In addition, the employment agreement for Mr. Mustapha Bakali, IDB’s Chief Operating Officer, includes a “change of control” provision, such that termination with or without cause by any acquiring company following a change of control will result in a severance payment.  Upon a “change of control”, Mr. Bakali will also have the right to voluntarily terminate his employment, in which case his severance will be the same as if he were terminated without cause, except that in such a case, Mr. Bakali will agree, if requested by the acquiring company, to continue with the company (or acquiring company) for a six month transitional period from the closing of a change of control.  The severance payment due to Mr. Bakali under the agreement is expected to be approximately U.S.$980,000.

Non-Solicitation and Non-Compete Agreements

A condition in favour of GSK and GSK Parent under the Combination Agreement to consummate the Arrangement is that Mr. Patrick and Dr. Holler execute non-solicitation and non-compete agreements preventing each of them, for a period of one year, from soliciting current IDB employees to work for another company or from entering into any business that could compete with GSK in the field of influenza vaccine.  See “The Combination Agreement — Conditions to Closing in Favour of GSK and GSK Parent”.

Description of the Arrangement

IDB entered into the Combination Agreement with GSK and GSK Parent in order to proceed with the Arrangement under the BCBCA that will, pursuant to the terms and subject to the conditions of the Combination Agreement, result in the transfer of all issued and outstanding Common Shares to GSK in exchange for a cash payment of $35.00 per Common Share.  In addition, holders of 2003 Warrants will receive $5.33 for each such warrant held, holders of 2004 Warrants will receive $18.99 for each such warrant held and holders of 2005 Warrants will receive $14.93 for each such warrant held.  Optionholders will receive an amount in cash equal to the difference between $35.00 and the applicable exercise price for each Option held.  RSU Holders will receive $35.00 in cash for each such unit held.

The foregoing payments may be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

Options

Optionholders will receive $35.00 in cash less the applicable exercise price for each Option held.  In this regard, pursuant to the terms of the Arrangement (i) GSK will advance to IDB on behalf of each Optionholder the applicable exercise price for each Option held (which, if not unconditionally vested, will be vested conditionally as part of the Arrangement); (ii) all Options will then be exercised automatically and Common Shares issued therefor; (iii) such Common Shares will be acquired by GSK for $35.00; and (iv) the advance of the applicable exercise price will be repaid by each former Optionholder by set-off against the $35.00, such that each former Optionholder will receive in cash $35.00 less the applicable exercise price for each former Option held.

The foregoing payments may be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

The Plan of Arrangement

Under the Plan of Arrangement, the following steps will occur in the following order, commencing at the Effective Time:

1.                                       GSK will advance to the Optionholders as non-interest bearing demand loans sufficient cash funds to fund the obligation of the Optionholders under paragraph 2 below;

2.                                       each of the Optionholders will exercise all of the Optionholder’s Options, whether vested or unvested, and pay to IDB the Option Price with respect to such Option;

3.                                       with respect to each of the Options:

(a)                                  the holder of each such Option shall cease to be the holder of such Option and such holder’s name shall be removed from the register of Options with respect to such Options as the holder thereof as at the Effective Time;

(b)                                 the holder of each such Option shall become a holder of Common Shares acquired on exercise of the Options and such holder’s name shall be added to the register of Common Shares with respect to such Common Shares effective as of the Effective Time;

4.                                       GSK will advance to IDB as a non-interest bearing demand loan sufficient cash funds to fund the obligations of IDB under paragraphs 5, 7, 9 and 11 below less the amount received by IDB on exercise of the Options under paragraph 2 above;

5.                                       all 2003 Warrants shall be cancelled and terminated by IDB (free and clear of any liens), and each holder thereof shall be entitled to receive from IDB, in exchange therefor, $5.33 for each such warrant held;

6.                                       with respect to each 2003 Warrant, the holder of such 2003 Warrant shall cease to be the holder of such warrant and such holder’s name shall be removed from the register of 2003 Warrants with respect to such warrant as the holder thereof as at the Effective Time;

7.                                       all 2004 Warrants shall be cancelled and terminated by IDB (free and clear of any liens), and each holder thereof shall be entitled to receive from IDB, in exchange therefor, $18.99 for each such warrant held;

8.                                       with respect to each 2004 Warrant, the holder of such 2004 Warrant shall cease to be the holder of such warrant and such holder’s name shall be removed from the register of 2004 Warrants with respect to such warrant as the holder thereof as at the Effective Time;

9.                                       all 2005 Warrants shall be cancelled and terminated by IDB (free and clear of any liens), and each holder thereof shall be entitled to receive from IDB, in exchange therefor, $14.93 for each such warrant held;

10.                                 with respect to each 2005 Warrant, the holder of such 2005 Warrant shall cease to be the holder of such warrant and such holder’s name shall be removed from the register of 2005 Warrants with respect to such warrant as the holder thereof as at the Effective Time;

11.                                 all Restricted Share Units shall be cancelled and terminated by IDB (free and clear of any liens), and each holder thereof shall be entitled to receive from IDB, in exchange therefor, $35.00 for each Restricted Share Unit held;

12.                                 with respect to each Restricted Share Unit, the holder of such Restricted Share Unit shall cease to be the holder of such Restricted Share Unit and such holder’s name shall be removed from the register of Restricted Share Units with respect to such Restricted Share Units as the holder thereof as at the Effective Time;

13.                                 following the cancellation and termination of all Restricted Share Units by IDB, the Share Plans shall be cancelled;

14.                                 all Common Shares (other than Common Shares held by GSK and its Affiliates, if any, and the Dissenting Shares) shall be transferred to GSK (free and clear of any liens), and each holder thereof shall be entitled to receive, from GSK, in exchange therefor, $35.00 per Common Share;

15.                                 each former Optionholder will repay to GSK the amount advanced by GSK to such former Optionholder under paragraph 1 above, and the amount of such advance shall be paid and satisfied in full by set-off against the amount such former Optionholder is entitled to receive under paragraph 14 above; and

16.                                 with respect to each Common Share (other than Common Shares held by GSK and its Affiliates, if any, and the Dissenting Shares):

(a)                                  the holder of each Common Share shall cease to be the holder of such share and such holder’s name shall be removed from the register of Common Shares with respect to such Common Shares as of the Effective Time; and

(b)                                 GSK shall be deemed to be the transferee of such Common Share (free and clear of any liens) and shall be entered in the register of Common Shares as the holder thereof as at the Effective Time.

The Plan of Arrangement is attached as Appendix D to this Circular.

Conditions to Completion of Arrangement

The completion of the Arrangement is conditional upon, among other things:

•                                          approval of the Arrangement Resolution by at least 75% of the votes cast by Securityholders present in person or represented by proxy and entitled to vote at the Meeting;

•                                          approval of the Arrangement Resolution by at least a simple majority of the votes cast by the Minority Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

•                                          approval of the Rights Plan Resolution by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

•                                          approval of the Court;

•                                          the obtaining of the Appropriate Regulatory Approvals; and

•                                          Dissent Rights being exercised with respect to not more than 10% of the Common Shares voting at the Meeting in respect of the Arrangement.

See “The Combination Agreement – Mutual Conditions to Closing; Conditions to Closing in Favour of GSK and GSK Parent; Conditions to Closing in Favour of IDB”.

The Arrangement will become effective at the Effective Time on the Effective Date.  See “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement.”

Securityholder Approvals Required for the Arrangement Resolution

The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by at least:

•                                          75% of the votes cast by Securityholders present in person or represented by proxy and entitled to vote at the Meeting; and

•                                          a simple majority of the votes cast by Minority Shareholders present in person or represented by proxy and entitled to vote at the Meeting (see “Regulatory Matters and Other Consents – Canadian Securities Matters”).

Rights Plan

IDB currently has in place the Rights Plan.  The Rights Plan is intended, among other things, to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares, to pursue alternatives to enhance shareholder value.  These alternatives could include take-over bids or offers from other interested parties to provide Shareholders the best opportunity to realize the maximum sale price.  In addition, the Board would be able to explore and, if feasible, advance other alternatives to maximize share value through possible corporate reorganizations or other transactions.

The material provisions of the Rights Plan are summarized below.  For full particulars, please refer to the Rights Plan.  A copy of the Rights Plan is available upon request to IDB and will also be made available for inspection at the Meeting.

The Rights Plan was adopted by IDB to ensure that any take-over bid made for Common Shares would be made to all Shareholders, treat all Shareholders equally, and provide the Board with sufficient time to consider the offer and to pursue alternatives on behalf of Shareholders.

The Rights Plan utilizes the concept of a Permitted Bid (as defined in the Rights Plan) to ensure that a person seeking control of IDB allows the Shareholders and the Board sufficient time to evaluate the bid.  If a person makes a take-over bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.  If a potential offeror decides not to meet the requirements of a Permitted Bid, the Board may, through the opportunity to negotiate with the potential offeror, be able to influence the fairness of the terms of the bid.  The Rights Plan defines a Permitted Bid as a take-over bid which, among other things, is made to all the holders of the voting shares of IDB, contains an unqualified condition that no voting shares be taken up or paid for pursuant to the take-over bid prior to a date that is not less than 60 days following the date of the take-over bid and provides for the acquisition from holders of not less than 50% of the outstanding Common Shares determined at the date of first take-up or payment under the take-over bid.

The Rights Plan should not deter a person seeking to acquire control of IDB if that person is prepared to make a take-over bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board.  Otherwise, the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire control of IDB other than by means of a Permitted Bid on terms approved by the Board.  When a person becomes an Acquiring Person (as defined in the Rights Plan), the Rights Beneficially Owned (as defined in the Rights Plan) by that person, any Affiliate or Associate (each as defined in the Rights Plan) of that person or any person acting jointly or in concert with that person or any of that latter person’s Affiliates or Associates, become void.

Rights Plan Resolution

As required by the Combination Agreement, at its meeting on September 7, 2005, the Board extended the “Separation Time” as defined in the Rights Plan as it relates to the Combination Agreement to a time that is the earlier of the Effective Time and the date upon which the Combination Agreement is terminated.  Pursuant to the Rights Plan Resolution, Shareholders are being asked to approve an amendment to the Rights Plan that will supplement the definition of “Acquiring Person” to exclude from such definition each of GSK and GSK Parent, which will become the Beneficial Owner (as defined in the Rights Plan) of 20% or more of the Voting Shares (as defined in the Rights Plan), pursuant to the Combination Agreement.  Approval of the Rights Plan Resolution by the requisite majority is a condition to GSK’s obligation to complete the Arrangement.

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the BCBCA requires Court approval.  Prior to the mailing of this Circular, IDB obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Appendix C to this Circular and a copy of the Notice of Application to the Court for the Final Order relating to the Arrangement is attached as Appendix F to this Circular.

The application for the Final Order approving the Arrangement is scheduled for November 18, 2005 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, in the Court, at 800 Smithe Street, Vancouver, British Columbia.  Any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument at the hearing for this application may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such holder’s or person’s proposed submissions, to the solicitors for IDB:  McCarthy Tétrault LLP, Barristers & Solicitors, Pacific Centre, P.O.  Box 10424, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, Attention: Warren B. Milman, on or before 4:00 p.m. (Vancouver time) on November 17, 2005, subject to other direction of the Court.

IDB has been advised by its counsel with respect to the Arrangement, McCarthy Tétrault LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, IDB or GSK may determine not to proceed with the Arrangement.

Expenses of the Arrangement

The estimated fees, costs and expenses of IDB in connection with the Arrangement, including without limitation, financial advisors’ fees, filing fees and legal and accounting fees, excluding taxes, are anticipated to be approximately $11.1 million.

Delisting and Reporting Issuer Status

The Common Shares will be delisted from the TSX and Nasdaq following the Effective Date and the 2003 Warrants will be delisted from the TSX following the Effective Date.  IDB will also seek to be deemed to have ceased to be a reporting issuer in those jurisdictions in Canada in which it currently has reporting issuer or equivalent status, and will file a notice of termination of its registration and duty to file reports under U.S. securities regulations.

THE COMBINATION AGREEMENT

The following is a summary of the material terms of the Combination Agreement and is subject to, and qualified in its entirety by, the full text of the Combination Agreement.  Representations contained in the Combination Agreement are not, and should not be construed as, representations by IDB, GSK or GSK Parent to any Securityholder or other investor.  There may be risks for Securityholders or other investors associated with relying on representations contained in the Combination Agreement since such statements may become incorrect or the underlying facts may have changed after the time the statements were initially made; statements made in representations may be further qualified by disclosure schedules that are not provided herewith or by materiality standards; and such statements were made for the purpose of confirming certain due diligence matters as between IDB, GSK and GSK Parent and may represent an allocation of risk as between the parties as part of the negotiated transaction.

Effective Date of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, IDB will apply for the Final Order approving the Arrangement.  If the Final Order is obtained on November 18, 2005 in form and substance satisfactory to IDB and GSK, and all other conditions set forth in the Combination Agreement are satisfied or waived, IDB expects the Effective Date will occur in late 2005 or early in 2006.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective at the Effective Time on the Effective Date.

IDB’s objective is to have the Effective Date occur as soon as practicable after the Meeting.  The Effective Date could be delayed, however, for a number of reasons, such as a delay in obtaining the Appropriate Regulatory Approvals or an objection before the Court at the hearing of the application for the Final Order on November 18, 2005.

Representations and Warranties

IDB, GSK and GSK Parent have made various representations and warranties in the Combination Agreement.

The representations and warranties made by IDB relate to the following: organization and standing; capitalization; authority to enter into the Combination Agreement and no conflict; consents and approvals; absence of defaults under constating documents or material agreements; absence of certain material changes or events since January 1, 2005; employment matters; reports and financial statements; material and other contracts; litigation; environmental matters; tax matters; pension and employee benefits; status as “foreign private issuer”; compliance with laws and permits; restrictions on business activities; intellectual property; insurance; title to property; regulatory matters; brokerage and finders’ fees; Rights Plan matters; material customers; books and records; disclosure of information to GSK; and management controls.  IDB also represented in the Combination Agreement that the Board had received the Opinion.

The representations and warranties made by GSK and GSK Parent relate to the following:  organization and standing; authority to enter into the Combination Agreement and no conflicts; consents and approvals; and no requirement that the shareholders of GSK Parent vote for GSK to consummate the Arrangement.

Covenants

Covenants of IDB

Under the Combination Agreement, IDB has made a number of covenants in favour of GSK, including the following:

•                                          General Matters.  IDB and its subsidiaries will carry on business in the usual and ordinary course consistent with past practices, use commercially reasonable efforts to preserve intact its present business organizations, current officers, employees, customers and suppliers and maintain material properties and assets in good repair.

•                                          Dividends.  IDB and its subsidiaries will not declare or pay any dividends on its share capital, except for dividends, distributions or returns of capital payable by a subsidiary to IDB or a wholly owned subsidiary of IDB.

•                                          Share Capital.  IDB and its subsidiaries will not issue any shares of its share capital, subject to certain specified exceptions contained in the Combination Agreement.

•                                          Capital Expenditures.  IDB and its subsidiaries will not make or commit to make any capital expenditures in excess of $1 million, other than (i) to replace or repair damaged or destroyed facilities, (ii) expenditures included in its annual capital and operating budget, (iii) expenditures required by law, or (iv) certain other listed exceptions.

•                                          Clinical Trials.  IDB shall not authorize or commit to any new clinical trials or similar studies the funding of which is to be provided by sources that are not contemplated in its annual capital and operating budget.

•                                          Borrowings.  IDB and its subsidiaries will not incur any indebtedness or refinance any existing indebtedness (subject in each case to specified exceptions contained in the Combination Agreement).

•                                          Employees and Benefits.  IDB and its subsidiaries will not increase compensation or benefits for employees, except normal increases for people who are not Directors made in the ordinary course of business consistent with past practice.

•                                          The Transaction.  IDB and its subsidiaries will perform all of their obligations under the Combination Agreement, cooperate with GSK in connection with the Combination Agreement and do what is necessary or desirable to consummate and make effective the transactions contemplated in the Combination Agreement as soon as reasonably practicable.

Covenants of GSK and GSK Parent

Under the Combination Agreement, GSK has agreed to a number of covenants, including the following:

•                                          Employee Benefits.  After the Effective Time, GSK will cause IDB and any successor to IDB to agree, honour and comply with the terms of existing employment and severance agreements of IDB as disclosed in writing by IDB to GSK.  After the Effective Time, GSK will also cause IDB and any successor to IDB to agree, for a period of one year, to deal with any employees of IDB who are not party to an employment agreement with IDB, and whose employment may be terminated after the Effective Date, in a fair and equitable manner consistent with applicable Laws and the existing termination policies of IDB as disclosed to GSK.

•                                          Indemnification.  GSK will assume, effective upon consummation of the Arrangement, all indemnification obligations of IDB in favour of the Directors and officers of IDB with respect to any acts or omissions arising prior to the Effective Time.

•                                          Guarantee.  GSK Parent has unconditionally and irrevocably guaranteed the due and punctual performance by GSK of each and every obligation of GSK arising under the Combination Agreement and the Arrangement, including the payment of the Consideration pursuant to the Arrangement.

Mutual Covenants

Each of IDB and GSK has covenanted, upon the terms and subject to the conditions set forth in the Combination Agreement, to perform all obligations under the Combination Agreement, cooperate with the other parties, and do all such other acts and things as may be reasonably necessary or desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Combination Agreement including:

•                                          applying for and using commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained and the effecting of all necessary registrations, filings and submissions of information required by Governmental Entities;

•                                          using commercially reasonable efforts to obtain all waivers, consents or approvals from third parties; and

•                                          the defending of any lawsuits or other legal, regulatory or other proceedings challenging or affecting the Combination Agreement or the consummation of the transactions contemplated thereby.

Covenants Regarding Non-Solicitation

In the Combination Agreement, IDB has agreed that it will not, and will not authorize any of its subsidiaries or any of its subsidiaries’ officers, employees and other authorized representatives and advisors, directly or indirectly, to (a) solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in a manner adverse to GSK the approval or recommendation of the Board of IDB of the Arrangement, (d) approve or recommend any Acquisition Proposal, or (e) enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring IDB to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that IDB completes the transactions contemplated by the Combination Agreement or any other transaction with GSK agreed to prior to any termination of the Combination Agreement.

However, at any time prior to the approval of the Arrangement by Securityholders, the Board may consider, participate in any discussions or negotiations with, or provide information (in accordance with the Combination Agreement) to any person who has made an unsolicited bona fide written Acquisition Proposal if:

•                                          the Acquisition Proposal was not solicited or encouraged after the date of the Combination Agreement and does not otherwise breach the non-solicitation provisions of the Combination Agreement;

•                                          the Board has (A) determined in its good faith judgment (after consultation with a financial advisor and outside legal counsel) that the Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and (B) determined (after consultation with outside legal counsel) that its failure to do so would be inconsistent with its fiduciary duties under applicable Laws; and

•                                          IDB obtains a confidentiality agreement that is substantively the same as, and on terms no more favourable, than the Amended CDA, including a standstill provision at least as stringent as that contained in the Amended CDA.

Subject to the foregoing, IDB, may, prior to the Meeting, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal so long as (a) it has provided GSK with a copy of the Superior Proposal document, (b) five business days have elapsed from the later of (i) the date GSK receives written notice that IDB’s Board has resolved to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal and (ii) the date GSK receives a copy of the Superior Proposal, (c) IDB’s Board has determined in good faith (after consultation with outside legal counsel) that the failure of the Board to take such action would be inconsistent with its fiduciary duties or contrary to applicable Laws, (d) the Superior Proposal remains a Superior Proposal taking into account any revised proposal made by GSK in accordance with the Combination Agreement, and (e) IDB has paid or concurrently will pay to GSK the Termination Fee.  See “The Combination Agreement – Termination and Payment of Termination Fee”.

Right to Match

During the five business day period referred to above, GSK may, but is not obligated to, offer to amend the terms of the Combination Agreement including, without limitation, by changing the structure of the transaction from a plan of arrangement to a take-over bid or other similar transaction.  The Board is obligated to review any proposal by GSK to amend the terms of the Combination Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether GSK’s amended proposal upon acceptance by IDB would result in the Superior Proposal ceasing to be a Superior Proposal.  If the Board so determines, it must enter into an amended agreement with GSK reflecting the amended proposal.  If the Board continues to believe, in good faith and after consultation with a financial advisor and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects GSK’s amended proposal, then IDB may, subject to the termination provisions of the Combination Agreement and payment of the Termination Fee, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

Mutual Conditions to Closing

Each party’s obligations to consummate the Arrangement is subject to the satisfaction or, if permissible, waiver of the following conditions on or before the Effective Date:

•                                          approval of the Arrangement by the Securityholders at the Meeting in the manner required by applicable Laws (including any conditions imposed by the Interim Order);

•                                          receipt of the Interim Order and the Final Order in form and on terms satisfactory to each of GSK and IDB, acting reasonably, and the Interim Order or the Final Order shall not have been set aside or modified in a manner unacceptable to such parties;

•                                          no provision of any applicable Laws and no judgment, injunction, order or decree is in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement or the transactions contemplated by the Combination Agreement; and

•                                          receipt of the Appropriate Regulatory Approvals, which shall be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation.

Conditions to Closing in Favour of GSK and GSK Parent

In addition to the conditions described above under “Mutual Conditions to Closing”, the Combination Agreement provides that the obligations of GSK and GSK Parent to consummate the Arrangement are subject to the satisfaction of or, if permissible, waiver of the following additional conditions:

•                                          the mailing of the Circular to the Securityholders by the Mailing Date and the Meeting having been held on or before the Meeting Date;

•                                          IDB’s performance of, or compliance with, its obligations, covenants and agreements under the Combination Agreement in all material respects;

•                                          each of the representations and warranties of IDB under the Combination Agreement (which for the purposes of this condition will be read as though none of them contained any Material Adverse Effect or other materiality qualification) will be true and correct in all respects as of the date of the Combination Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not have a Material Adverse Effect on IDB;

•                                          there has been no Material Adverse Effect since the date of the Combination Agreement with respect to IDB or any event, occurrence or development which would materially and adversely affect the ability of IDB to consummate the transactions contemplated by the Combination Agreement;

•                                          receipt by GSK of a certificate of IDB addressed to GSK and GSK Parent and dated the Effective Date, signed on behalf of IDB by two senior executive officers of IDB, confirming that certain of the conditions described above have been satisfied;

•                                          no action has been taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or any suit, action or proceeding pending or threatened by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by GSK or any of its affiliates of any Common Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from IDB or GSK or any of their affiliates any damages that are material in relation to IDB and its subsidiaries taken as a whole, (iii) seeking to prohibit or limit the ownership or operation by GSK or any of its affiliates of any portion of the business or assets of GSK or its affiliates, IDB or any of their respective affiliates or to compel GSK or any of its affiliates to dispose of or hold separate any portion of the business or assets of GSK or its affiliates or IDB or any of their respective affiliates, as a result of the Plan of Arrangement, (iv) seeking to impose limitations on the ability of GSK or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any of the Common Shares, including the right to vote the Common Shares purchased by it on all matters properly presented to the shareholders of IDB, (v) seeking to prohibit GSK or any of its affiliates from effectively controlling in any material respect the business or operations of IDB and its subsidiaries or (vi) imposing any condition or restriction that in the judgment of GSK, acting reasonably, would be burdensome to the future operations or business of GSK or its affiliates or IDB after the Effective Time;

•                                          adoption by the Board of all necessary resolutions, and the taking of all other necessary corporate action by IDB and its subsidiaries, to permit the consummation of the Arrangement;

•                                          approval of the holders of the Common Shares of the Rights Plan Resolution and the execution and delivery of the Rights Plan Amending Agreement;

•                                          the entering into by certain senior officers of IDB of binding agreements in substantially the form set forth in the Disclosure Letter with respect to non-solicitation and non-competition matters;

•                                          Dissent Rights have not been exercised (and not withdrawn) by holders of more than 10% of the Common Shares voting at the Meeting in respect of the Arrangement;

•                                          receipt of the consents and approvals described in the Disclosure Letter relating to certain material contracts of IDB; and

•                                          receipt of all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense in respect of GSK Parent or GSK or any of their directors, or would, individually or in the aggregate, have a Material Adverse Effect on IDB or be material and adverse to GSK after the Effective Time.

Conditions to Closing in Favour of IDB

In addition to the conditions described above under “Mutual Conditions to Closing”, the Combination Agreement provides that the obligations of IDB to consummate the Arrangement are subject to the satisfaction of or, if permissible, waiver of the following additional conditions:

•                                          GSK’s and GSK Parent’s performance of, or compliance with, their obligations, covenants and agreements under the Combination Agreement in all material respects;

•                                          each of the representations and warranties of GSK and GSK Parent under the Combination Agreement (which for purposes of this condition will be read as though none of them contained any materiality qualification) will be true and correct in all respects on the date of the Combination Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a material adverse effect on GSK;

•                                          receipt by IDB of a certificate of GSK addressed to IDB and dated the Effective Date, signed on behalf of GSK by an officer of GSK, confirming that certain of the conditions described above have been satisfied;

•                                          the deposit by GSK with the Depositary specified in the Plan of Arrangement, for the benefit of the Securityholders, of cash in an amount equal to the Consideration;

•                                          adoption by the boards of directors of each of GSK and GSK Parent of all necessary resolutions, and the taking of all other necessary corporate action by each of GSK and GSK Parent and their respective subsidiaries, to permit the consummation of the Arrangement; and

•                                          receipt of all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense in respect of IDB or its Directors after the Effective Time.

Termination and Payment of Termination Fee

Either IDB or GSK may terminate the Combination Agreement if any condition precedent to completion of the Arrangement in its favour has not been satisfied at or prior to the Termination Date.  In addition, the Combination Agreement may be terminated prior to the Termination Date:

(a)                                  by the mutual agreement of IDB and GSK (without any action on the part of the Securityholders);

(b)                                 by either IDB or GSK, if any Law is passed, or a final and non-appealable order of a court having jurisdiction is made, that makes consummation of the transactions contemplated by the Combination Agreement illegal or otherwise prohibited;

(c)                                  by GSK if (i) the Board fails to recommend or withdraws or modifies or changes in a manner adverse to GSK its approval or recommendation of the Arrangement, or (ii) the Board approves or recommends an Acquisition Proposal;

(d)                                 by IDB in order to enter into a definitive written agreement with respect to a Superior Proposal, provided GSK has been given the opportunity to match the Superior Proposal in accordance with the terms of the Combination Agreement and any Termination Fee required to be paid by IDB pursuant to the Combination Agreement is paid;

(e)                                  by either IDB or GSK if the approval of the Securityholders is not obtained by reason of the failure to obtain the required vote on the Arrangement Resolution by Securityholders and the Rights Plan Resolution by Shareholders at the Meeting;

(f)                                    by GSK if IDB fails to satisfy the conditions in respect of the Mailing Date and the Meeting Date;

(g)                                 by IDB if there has been a material breach by GSK of its obligation to make any Advance (as defined in the Credit Agreement) when required under the terms of the Credit Agreement;

(h)                                 by IDB if GSK provides notice in accordance with the Credit Agreement (or fails to provide such notice) that it has not arranged for or made available, or will not arrange for or make available, the Increased Funding (as defined in the Credit Agreement) (see “The Credit Agreement”); or

(i)                                     by GSK if IDB does not accept third party financing which is upon commercial terms (as defined in the Credit Agreement) with respect to Increased Funding (see “The Credit Agreement”).

In addition, if the Effective Time does not occur on or prior to 5:00 p.m. (Vancouver time) on the Termination Date (June 15, 2006), then the Combination Agreement will terminate (unless otherwise agreed to in writing by IDB, GSK and GSK Parent).

GSK is entitled to a Termination Fee of $50 million payable by IDB upon the occurrence of any of the following events:

•                                          GSK terminates the Combination Agreement as a result of any action or inaction of the Board as described in (c) above;

•                                          IDB terminates the Combination Agreement in order to enter into a Superior Proposal as described in (d) above; or

•                                          either IDB or GSK terminates the Combination Agreement as described in (e) above, in circumstances where the Arrangement Resolution or the Rights Plan Resolution has not received the required shareholder approval at the Meeting and (i) a bona fide Acquisition Proposal has been publicly announced or made by any person other than GSK prior to the Meeting and not withdrawn more than three business days prior to the Meeting, and (ii) IDB enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, with such person, after the date of such termination of the Combination Agreement and prior to the expiration of 12 months following the date of such termination.

Pre-Acquisition Reorganization

Under the Combination Agreement, IDB agreed to effect any reorganization of its business, operations and assets or such other transactions, including to contemplate an amalgamation of companies (each, a “Pre-Acquisition Reorganization”) reasonably requested by GSK prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided that IDB need not effect a Pre-Acquisition Reorganization which in the opinion of IDB, acting reasonably, (i) would require IDB to obtain the approval of the Securityholders in respect of such Pre-Acquisition Reorganization other than at the Meeting; (ii) would prejudice the Securityholders; (iii) would impede or materially delay the consummation to the transactions contemplated in the Combination Agreement; or (iv) cannot either be completed immediately prior to or contemporaneously with the Effective Time, or cannot be reversed or unwound without adversely affecting IDB and its subsidiaries.  If the Arrangement is not completed, GSK will forthwith reimburse IDB for all reasonable fees and expenses (including any professional fees and expenses) incurred by IDB and its subsidiaries in considering or effecting a Pre-Acquisition Reorganization and will be responsible for any costs of IDB and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Combination Agreement at GSK’s request.

THE CREDIT AGREEMENT

The following is a summary of the material terms of the Credit Agreement and is subject to, and qualified in its entirety by, the full text of the Credit Agreement.  Representations contained in the Credit Agreement are not, and should not be construed as, representations by IDB, GSK, or GSK Parent to any Securityholder or other investor.  There may be risks for Securityholders or other investors associated with relying on representations contained in the Credit Agreement since such statements may become incorrect or the underlying facts may have changed after the time the statements were initially made; statements made in representations may be further qualified by disclosure schedules that are not provided herewith or by materiality standards; and such statements were made for the purpose of confirming certain due diligence matters as between IDB, GSK and GSK Parent and may represent an allocation of risk as between the parties as part of the negotiated transaction.

In connection with the Arrangement, IDB and GSK entered into the Credit Agreement.  Pursuant to the Credit Agreement, IDB may borrow from GSK up to U.S.$100 million and, from February 7, 2006, an additional amount of up to U.S.$20 million.  GSK may, at its option, also arrange for or make available Increased Funding (as defined in the Credit Agreement) of up to U.S.$80 million to IDB from March 7, 2006.  In the event that GSK does not arrange for or make available the Increased Funding to IDB at IDB’s request by February 20, 2006 and certain conditions are met, IDB may terminate the Combination Agreement.  IDB must repay all loans advanced under the Credit Agreement no later than 90 days after the termination of the Combination Agreement, provided that in the event of certain fundamental changes GSK may require earlier repayment.

The first drawdown under the Credit Agreement of U.S.$100 million was made on September 16, 2005.

The proceeds of the loans under the Credit Agreement have been used by IDB to repay term debt owing to Second City Capital Partners I, Limited Partnership and to finance its cash requirements to the anticipated closing date of the Arrangement.

IDB will pay interest quarterly on amounts advanced under the Credit Agreement at a rate per annum equal to 7%.

The Credit Agreement contains affirmative and negative covenants that are customary for a facility of this nature.  The Credit Agreement also contains customary representations and warranties and customary events of default.

REGULATORY MATTERS AND OTHER CONSENTS

Under the Combination Agreement, IDB and GSK have both agreed to apply for and use all commercially reasonable efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals in connection with the Arrangement.  Neither IDB nor GSK is aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date, except as described below.  If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Competition Act (Canada)

The Competition Act requires that parties to certain merger transactions that exceed specified size thresholds (“Notifiable Transactions”) provide to the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act prior notice of, and information relating to, the merger transaction.  Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day waiting period from the time a complete notification is made).

The Commissioner’s review of a Notifiable Transaction may take longer than the statutory waiting period.  Upon completion of the Commissioner’s review, the Commissioner may decide to (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, (ii) issue a “no action” letter stating that the Commissioner does not intend to challenge the Notifiable Transaction at that time but retains the authority to do so for three years after completion of the Notifiable Transaction, or (iii) issue an advance ruling certificate.  Where an advance ruling certificate is issued and the Notifiable Transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the advance ruling certificate was issued.

GSK made short-form filings with the Commissioner on September 30 and October 14, 2005, and IDB made such filing on October 3, 2005.  It is a condition to the completion of the Arrangement that IDB and GSK (i) receive an advance ruling certificate or (ii) the waiting period under section 123 of the Competition Act has expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and GSK shall have been advised in writing by the Commissioner of Competition that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by the Combination Agreement (referred to as a “no action” letter).

Investment Canada Act

Under the Investment Canada Act, the acquisition by a non-Canadian of control of a Canadian business the value of which exceeds certain monetary thresholds is reviewable and subject to approval by the federal Minister responsible for the Investment Canada Act.  Approval is to be granted where the Minister is satisfied that the acquisition is likely to be of net benefit to Canada.  GSK filed an application for review under the Investment Canada Act on October 5, 2005, seeking the approval of the Minister for the acquisition of control of IDB.  GSK cannot acquire the Common Shares unless it has first received the approval of the Minister for the acquisition of control of IDB.  The Minister has 45 days from the date of receipt by the Investment Review Division of a completed application to decide whether the investment is likely to be of net benefit to Canada.  This 45-day period may be extended for a further 30 days by the Minister or such longer period as may be agreed upon between the applicant and the Minister.  If no notice is sent to the applicant within the 45-day period or the extended period, as the case may be, the investment is deemed to be approved.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Arrangement may not be completed until notification has been given and required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or been terminated.  Under the HSR Act, the Arrangement may not be completed until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after IDB and GSK have substantially complied with that request for additional information (unless this period is shortened by a grant of early termination).

It is a condition to the completion of the Arrangement that the applicable waiting periods, together with any extensions thereof, under the HSR Act expire or early termination is granted.  IDB and GSK filed a Pre-Merger Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on October 5, 2005.

After the statutory waiting periods, and even after completion of the Arrangement, U.S. federal or state governmental authorities could seek to challenge the Arrangement as they deem necessary or desirable in the public interest.

Other Approvals and Consents

TSX

The Company Manual of the TSX requires that no amendment of a securityholder rights plan that has been adopted by a listed issuer may be made without the prior written consent of the TSX.  On October 12, 2005, IDB filed with the TSX as required under the Company Manual: (i) a draft of the Rights Plan Amending Agreement, (ii) a letter that summarizes the proposed changes to the Rights Plan, and (iii) the requisite filing fee payable to the TSX.

Other Governmental Consents

Under the terms of a number of existing agreements between IDB (or its subsidiaries) and the Canadian government, the transactions contemplated by the Arrangement require the prior consent of the Canadian government.  It is a condition of closing of the Arrangement that such consents are received on or before the Effective Date.

Canadian Securities Matters

The Arrangement is a “business combination” under Rule 61-501 because it involves a transaction that would result in GSK owning all the equity securities of IDB and Dr. Anthony Holler, a related party of IDB, is entitled to receive a “collateral benefit” (as defined in Rule 61-501) by virtue of the treatment of Options and Restricted Share Units and the triggering of the change of control provision in Dr. Holler’s severance arrangement (see “The Arrangement – Interests of Certain Persons in the Arrangement – Change of Control Agreements”).  Such benefits to Dr. Holler would not constitute a “collateral benefit” pursuant to Rule 61-501 but for the fact that Dr. Holler and his associated entities, on the date the Combination Agreement was entered into, beneficially owned or exercised control or direction over more than one per cent of the outstanding Common Shares.

Rule 61-501 requires that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of at least a simple majority of the votes cast by “minority” holders of each class of affected equity securities, voting separately as a class, must be obtained.  In relation to the Arrangement Resolution, the “minority” shareholders of IDB are all Shareholders other than Dr. Holler, any related party of Dr. Holler within the meaning of Rule 61-501, subject to the exceptions set out therein, and any person acting jointly or in concert with Dr. Holler.  As of the date of this Circular, Dr. Holler (together with any related parties of Dr. Holler and any person acting jointly or in concert with Dr. Holler) owns 524,734 Common Shares (representing approximately 1.19% of the outstanding Common Shares).  To the knowledge of IDB after reasonable inquiry, the aforementioned 524,734 Common Shares are the only Common Shares that will be excluded in determining whether minority approval of the Arrangement has been obtained.

No formal valuation is required for the Arrangement under Rule 61-501, as no “interested party” (as defined in Rule 61-501), whether alone or with joint actors, would, as a consequence of the Arrangement, directly or indirectly, acquire IDB and no interested party is a party to any connected transaction to the Arrangement for which IDB is required to obtain a formal valuation.

OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS

To the knowledge of IDB, after reasonable inquiry, the Directors and senior officers of IDB (and associates thereof) own the following Securities:

			Options			Restricted Share Units
	Common Shares	% of Outstanding Shares	Total	% of Outstanding Options	In-the- Money Value ($)	Total	% of Outstanding Restricted Share Units
Directors

Richard Bastiani	103,878	0.24	100,000	2.99	2,827,250	0	0
Anthony F. Holler	524,734	1.19	369,000	11.02	9,381,600	326,667	19.24
Daniel A. Carriere	238,900	0.54	75,000	2.24	2,127,250	0	0
Michel Greco	1,205	0.00	75,000	2.24	2,187,000	0	0
Richard H. McCoy	56,628	0.13	75,000	2.24	2,103,750	0	0
Todd R. Patrick	160,030	0.36	359,000	10.72	9,409,300	326,667	19.24
Jon S. Saxe	64,973	0.15	75,000	2.24	2,122,900	0	0
Brian J. Underdown	1,000	0.00	65,000	1.94	1,823,250	0	0
Ian A. Webb	7,340	0.02	75,000	2.24	2,127,250	0	0

Senior Officers

Richard Bear	1,000	0.00	180,000	5.38	4,800,000	100,000	5.89
Deborah Bowers	2,050	0.00	21,760	0.65	591,185	1,000	0.06
Mustapha Bakali	0	0.00	300,000	8.96	5,724,000	210,000	12.37
Paul Pinsonnault	0	0.00	0	0.00	0	20,000	1.18

To the knowledge of IDB, after reasonable inquiry, all of its Directors and the Senior Officers listed above intend to vote in favour of the Arrangement, to the extent that they hold Securities that are eligible to be voted at the Meeting.

TAX CONSIDERATIONS

IDB, GSK and Computershare shall be entitled to deduct and withhold from any consideration otherwise payable to any Securityholder such amounts as they are or any of them is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any other provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement as having been paid to Securityholders in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Certain Canadian Federal Income Tax Considerations For Securityholders

In the opinion of McCarthy Tétrault LLP, Canadian counsel to IDB with respect to the Arrangement, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to Securityholders who, for purposes of the Tax Act and at all relevant times, deal at arm’s length with, and are not affiliated with, IDB, GSK and GSK Parent and are not exempt from tax under Part I of the Tax Act.

This summary is based upon the provisions of the Tax Act and counsel’s understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency (“CCRA”).  This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although there is no certainty that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CCRA administrative and assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described in this Circular.  No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions described in this Circular.

This summary does not apply to (1) certain “financial institutions” (as defined in the Tax Act) that are subject to the “mark-to-market” rules contained in the Tax Act or (2) a Securityholder an interest in which would be a “tax shelter investment” (as defined in the Tax Act).  Such entities should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SECURITYHOLDER. CONSEQUENTLY, SECURITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSIDERATIONS IN RESPECT OF THE ARRANGEMENT HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Shareholders and Warrantholders Who are Canadian Residents

The following portion of this summary is generally applicable to a Shareholder or Warrantholder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Canadian Resident”) and holds his or her Common Shares or Warrants, as the case may be, as capital property.  Common Shares and Warrants will generally constitute capital property to a holder thereof unless the holder holds such shares or warrants in the course of carrying on a business of buying and selling securities, or has acquired such shares or warrants in a transaction or transactions considered to be an adventure in the nature of trade.  A Shareholder who is a Canadian Resident and whose Common Shares might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Such an election, however, would not apply to deem Warrants to be capital property as such warrants are not Canadian securities for purposes of the election.

Disposition of Common Shares and Warrants

Upon the disposition of a Common Share or Warrant pursuant to the Arrangement, the holder will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition of such share or warrant are greater (or less) than the total of the holder’s adjusted cost base of such share or warrant and any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized by a Shareholder or Warrantholder (a “taxable capital gain”) must be included in income in the taxation year in which it is realized, and one-half of any capital loss realized by such holder (an “allowable capital loss”) will be deductible from taxable capital gains in the year of disposition. Allowable capital losses in excess of taxable capital gains in a particular year may be deducted against taxable capital gains in any of the three preceding years or any subsequent year, to the extent and in the circumstances permitted in the Tax Act.

If a Shareholder is a corporation, any capital loss realized by the holder on a disposition of Common Shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such Common Shares. Analogous rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Taxable capital gains realized by a Shareholder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3%.  Capital gains realized by an individual or by a trust (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act.

Dissenting Shareholders

A Canadian Resident who exercises Dissent Rights in respect of Common Shares (a “Dissenting Shareholder”) may be entitled, if the Arrangement becomes effective, to receive from GSK the fair value of Common Shares held by the Dissenting Shareholder.  The Dissenting Shareholder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder less the amount of any interest awarded by the Court (see “Taxation of Capital Gains and Capital Losses” above). Any interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder’s income for the purposes of the Tax Act and, where the Dissenting Shareholder is a Canadian-controlled private corporation (as defined in the Tax Act), may be liable for the additional refundable tax of 6 2/3% in respect of any such interest.

Shareholders and Warrantholders Who are Not Resident in Canada

The following portion of this summary is applicable to a Shareholder or Warrantholder who, for purposes of the Tax Act and at all relevant times, is not and is not deemed to be resident in Canada (a “Non-Resident”) and holds his or her Common Shares or Warrants, as the case may be, as capital property (a “Non-Resident Shareholder” or a “Non-Resident Warrantholder”, as the case may be).  Common Shares and Warrants will generally constitute capital property to a holder thereof unless the holder holds such shares or warrants in the course of carrying on a business of buying and selling securities or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

A Non-Resident Shareholder or Non-Resident Warrantholder for which Common Shares or Warrants are not “taxable Canadian property” at the date of the disposition will not be subject to tax under the Tax Act on any gain realized on the disposition of Common Shares or Warrants pursuant to the Arrangement.  Generally, Common Shares and Warrants will not be taxable Canadian property of a Non-Resident Shareholder or Non-Resident Warrantholder at a particular time provided that (i) the holder does not use or hold such shares or warrants in connection with carrying on a business in Canada, (ii) where the holder is an insurer, the shares or warrants are not designated insurance property, and (iii) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) and the holder, alone or together with persons with whom the holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of Common Shares and has not owned an interest in or options to acquire 25% or more of the issued shares of any class or series of Common Shares at any time within the five-year period immediately preceding the particular time.  Even if the Common Shares or Warrants are taxable Canadian property of a Non-Resident Shareholder or Non-Resident Warrantholder, the holder nonetheless may be exempt from Canadian tax on any gain realized on the disposition thereof under an applicable income tax convention.

A Non-Resident Shareholder who is a Dissenting Shareholder may be entitled, if the Arrangement becomes effective, to receive the fair value of Common Shares held by the Dissenting Shareholder.  A Dissenting Shareholder for which Common Shares are not “taxable Canadian property” at the date of the disposition will not be subject to tax under the Tax Act on any gain realized on the disposition of Common Shares pursuant to the Arrangement.  Even if the Common Shares are taxable Canadian property of a Dissenting Shareholder, the holder nonetheless may be exempt from Canadian tax on any gain realized on the disposition thereof under an applicable income tax convention.

Where a Non-Resident Shareholder receives interest consequent upon the exercise of Dissent Rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

Shareholders Who Acquired Common Shares on the Exercise of Options

A Shareholder who previously acquired Common Shares on the exercise of an Option and who deferred the Option Benefit arising in the year of exercise in accordance with the provisions of the Tax Act will have to include the amount of such deferred Option Benefit in his or her income as a result of the disposition of such holder’s Common Shares under the Arrangement.  Shareholders who participate in the Arrangement as well as Dissenting Shareholders who exercise their Dissent Rights will have to include any deferred Option Benefit from a previous exercise of Options in their income for the year in which the Arrangement is completed.  The Option Benefit is taxed as employment income and not as a capital gain.  A Shareholder for whom an Option Benefit arises may be eligible to claim a deduction equal to 50% of the benefit (see “Optionholders — Canadian Resident Optionholders” below).  The amount of the Option Benefit included in the Shareholder’s income (without taking into account the 50% deduction, if available) will be added to the adjusted cost base of such holder’s Common Shares and, accordingly, will reduce any capital gain realized on the disposition of such shares by a corresponding amount.

Optionholders

Canadian Resident Optionholders

The following portion of the summary is generally applicable to an Optionholder who is an Eligible Employee and a Canadian Resident.

An Optionholder will be considered to have exercised his or her Options and will receive Common Shares. The Optionholder will be required to include in computing his or her income from employment the amount of the Option Benefit.

An Optionholder who realizes an Option Benefit as a result of the exercise of such holder’s Options under the Arrangement may be eligible to claim a deduction which will reduce taxable income by an amount equal to 50% of the Option Benefit.  Optionholders should consult their own tax advisors in this regard. The amount of the Option Benefit may be subject to applicable income and payroll withholding taxes.

The amount of the Option Benefit included in the Optionholder’s income (without taking into account the 50% deduction, if available) will be added to the adjusted cost base of such holder’s Common Shares and, accordingly, will reduce any capital gain realized on the disposition of such shares by a corresponding amount.

Non-Resident Optionholders

The following portion of the summary is generally applicable to an Optionholder who is an Eligible Employee, is not and has never been a Canadian Resident and to whom the Options are not “taxable Canadian property” (as defined in the Tax Act) at the time they are exercised.  Generally, Options will not be taxable Canadian property to a holder provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX) and the holder, alone or together with persons with whom the holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of Common Shares and has not owned an interest in or options to acquire 25% or more of the issued shares of any class or series of Common Shares at any time within the five-year period immediately preceding the particular time.

To the extent that any Option was granted in respect of employment services performed in Canada, the Option Benefit will be included in the holder’s income for Canadian tax purposes and generally will be taxed in the same manner as described above under “Canadian Resident Optionholders”, subject to the provisions of any relevant income tax convention between Canada and the country where such holder resides. Non-Resident Optionholders may be eligible to claim foreign tax credits in their jurisdiction of residence in respect of Canadian taxes payable to reduce the overall amount of tax payable on the exercise of their Options. The amount of the Option Benefit may be subject to applicable income and payroll withholding taxes.

If the Option was not granted in respect of services wholly or partially performed in Canada, the Optionholder will not be subject to tax under the Tax Act in respect of the exercise of his or her Options.

Holders of Common Shares acquired as a result of the exercise of Options will be subject to the same tax consequences as described herein for other Non-Resident Shareholders.

RSU Holders

Canadian Resident RSU Holders

The following portion of the summary is generally applicable to an RSU Holder who is an Eligible Employee and a Canadian Resident.

An RSU Holder will be considered to have disposed of his or her Restricted Share Units and will be required to include in computing his or her income from employment the amount of the RSU Benefit.  The amount of the RSU Benefit may be subject to applicable income and payroll withholding taxes.

Non-Resident RSU Holders

The following portion of the summary is generally applicable to an RSU Holder who is an Eligible Employee, is not and has never been a Canadian Resident and to whom the Restricted Share Units are not “taxable Canadian property” (as defined in the Tax Act) at the time they are exercised.  Generally, Restricted Share Units will not be taxable Canadian property to a holder provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX) and the holder, alone or together with persons with whom the holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of Common Shares and has not owned an interest in or options to acquire 25% or more of the issued shares of any class or series of Common Shares at any time within the five-year period immediately preceding the particular time.

To the extent that any Restricted Share Unit was granted in respect of employment services performed in Canada, the RSU Benefit will be included in the holder’s income for Canadian tax purposes and generally will be taxed in the same manner as described above under “Canadian Resident RSU Holders”, subject to the provisions of any relevant income tax convention between Canada and the country where such holder resides. Non-Resident RSU Holders may be eligible to claim foreign tax credits in their jurisdiction of residence in respect of Canadian taxes payable to reduce the overall amount of tax payable on the disposition of their Restricted Share Units. The amount of the RSU Benefit may be subject to applicable income and payroll withholding taxes.

If the Restricted Share Unit was not granted in respect of services wholly or partially performed in Canada, an RSU Holder will not be subject to tax under the Tax Act in respect of the disposition of his or her Restricted Share Units.

Certain United States Federal Income Tax Considerations to Securityholders

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (the “IRS”), you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the United States Internal Revenue Code of 1986, as amended (the “Code”); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a summary of the material United States federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders (as defined below) arising from and relating to the Arrangement.  This summary is based on the provisions of the Code, existing, temporary and proposed regulations promulgated under the Code and administrative and judicial interpretations of the Code, as of the date of this Circular and all of which are subject to change, possibly with retroactive effect.  No advance income tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described in this Circular.

This summary does not discuss all United States federal income tax considerations that may be relevant to Securityholders in light of their particular circumstances or to certain Securityholders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold Securities as part of a straddle, hedging, constructive sale or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, persons that own or have owned, actually or constructively, 10% or more of the Common Shares, and other than as specifically provided below, Securityholders who acquired such Securities through exercise of employee stock options or otherwise as compensation for services).  This summary is limited to Securityholders who hold their Securities as capital assets as defined in Section 1221 of the Code and does not consider the tax treatment of Securityholders who hold Securities through a partnership or other pass through entity.  Furthermore, other than as specifically provided below, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of Options, Restricted Share Units, or any other interests in IDB that were acquired in connection with the performance of services resulting from the Arrangement, nor does it address any aspects of foreign, state or local taxation.

SECURITYHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, “U.S. Holder” means a beneficial owner of Securities who or that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, limited liability company or partnership created or organized in or under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons, as defined in Section 7701(a)(3) of the Code, have authority to control all substantial decisions of the trust, or (v) any other person that is subject to United States federal income tax on its worldwide income.  If a partnership or other flow-through entity holds Securities, the United States federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.  A Securityholder that is a partner of the partnership or an owner of another flow-through entity holding Securities should consult its own tax advisors.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of Securities that is not a U.S. Holder.

U.S. Holders

Disposition of Common Shares or Warrants Pursuant to the Arrangement

The exchange by a U.S. Holder of Common Shares or Warrants for cash pursuant to the Arrangement will be treated as a taxable sale for United States federal income tax purposes.  Consequently, a U.S. Holder will recognize a gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received (at its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition and including the amount of any Canadian withholding tax) in exchange for the U.S. Holder’s Common Shares or Warrants in the Arrangement and (b) the U.S. Holder’s adjusted tax basis in such Common Shares or Warrants.  In the case of a U.S. Holder (who is a Shareholder) who dissents from the Arrangement, the gain or loss will be equal to the difference between the amount of cash received (at its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount received is denominated in Canadian dollars and including the amount of any Canadian withholding tax) and the U.S. Holder’s adjusted tax basis in its Common Shares surrendered in the exchange.  Assuming IDB was not at any relevant time classified as a PFIC, as defined below under “Passive Foreign Investment Company Considerations”, a gain or loss on the exchange of Common Shares will be a capital gain or loss if such shares were held by a U.S. Holder as a capital asset, and the gain or loss of a U.S. Holder on the exchange of the Warrants will be a capital gain or loss if the Common Shares to which the Warrants relate would be held as a capital asset by such holder if the Warrants were exercised.  Further, the gain or loss will be a long-term capital gain or loss if the U.S. Holder has held its Common Shares or Warrants for more than one year at the time of the exchange.  Any such gain or loss will generally be gain or loss from sources within the United States for foreign tax credit purposes unless the gain is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the United States and certain other conditions are met.

Preferential United States federal income tax rates apply to long-term capital gains of U.S. Holders other than corporations.  The current maximum tax rate is 15%.  There are currently no preferential United States federal income tax rates for long-term capital gains of U.S. Holders that are corporations.  The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a corporation is classified as a passive foreign investment company (“PFIC”) for each taxable year in which either (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes), or (ii) on average for such taxable year, 50% or more in value of its assets produce passive income or are held for the production of passive income.  In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Special, generally adverse, rules would apply to a U.S. Holder if IDB were classified as a PFIC during any taxable year in such Shareholder’s holding period for its Common Shares.  Under those rules, unless the U.S. Holder timely made certain elections, the U.S. Holder may be subject to the imposition of additional tax and an interest charge when its Common Shares or Warrants are disposed of.

While there can be no assurance with respect to the classification of IDB as a PFIC, IDB does not believe that it is currently a PFIC.

U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules.

Exercise of Options and Disposition of Common Shares Received

The tax consequences for a U.S. Holder upon the exercise of an Option and the exchange of the Common Shares received upon the exercise of the Option for cash pursuant to the Arrangement are complex and may vary depending on the particular circumstances of the Securityholder and the Option.  In general, a U.S. Holder of an Option will realize ordinary income from the exercise of the Option (and the exchange of the Common Shares received upon the exercise of the Option for cash), and IDB has treated the exercise of Options in the past in such manner.  The rules of Sections 280G and 4999 of the Code may apply in respect of the holders of certain Options.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the tax consequences of the exercise of Options and the exchange of the Common Shares received upon the exercise of the Option for cash pursuant to the Arrangement.

Disposition of Restricted Share Units

The tax consequences upon the exchange by a U.S. Holder of Restricted Share Units for cash pursuant to the Arrangement are complex and may vary depending on the particular circumstances of the Securityholder and the Restricted Share Unit.  In general, a U.S. Holder of a Restricted Share Unit will realize ordinary income from the exchange of the Restricted Share Units for cash, and IDB has treated the realization of income from Restricted Share Units in the past in such manner.  The rules of Sections 280G and 4999 of the Code may apply in respect of the holders of certain Restricted Share Units.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the tax consequences of the exchange of Restricted Share Units for cash pursuant to the Arrangement.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for United States federal income tax purposes.  Generally, a credit will reduce a U.S. Holder’s United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to United States federal income tax.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules and the application of the foreign tax credit rules to the Arrangement.

Non-U.S. Holders

Disposition of Common Shares, Warrants, and Restricted Share Units and the Exercise of Options Pursuant to the Arrangement

Non-U.S. Holders will not be subject to United States federal income tax on gain realized as a result of the exchange by such Securityholder of Common Shares (including Common Shares received by U.S. Holders exercising Options pursuant to the Arrangement), Warrants or Restricted Share Units for cash pursuant to the Arrangement or on income realized as a result of the exercise of Options pursuant to the Arrangement, if any, unless the gain or income, if any, is effectively connected with a United States trade or business of the Non-U.S. Holder or, in the case of gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Backup Withholding and Information Reporting

Backup withholding tax is not a separate tax.  Any amounts withheld under the backup withholding rules are generally allowable as a credit against a Securityholder’s United States federal income tax liability (if any), which may entitle the Securityholder to a refund, provided that the required information is furnished to the IRS.

U S. Holders

Payments of cash received by a U.S. Holder in exchange for Common Shares (including Common Shares received by U.S. Holders exercising Options pursuant to the Arrangement) or Warrants pursuant to the Arrangement generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding tax, at the rate of 28%, unless the U.S. Holder (i) establishes that it is a corporation or other exempt holder, or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The exercise of Options and the exchange of Restricted Share Units pursuant to the Arrangement may be subject to the information reporting rules of the Code and may be subject to income and employment tax withholding.

Non-U.S. Holder

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments of cash received by such Non-U.S. Holder in exchange for Common Shares (including Common Shares received by Non-U.S. Holders exercising Options pursuant to the Arrangement), Warrants or Restricted Share Units, or in respect of the exercise of Options if such Non-U.S. Holder provides a properly completed Internal Revenue Service Form W-8BEN or such other applicable certification in order to establish its exemption from information reporting and backup withholding.

Securityholders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding tax rules, and the application of the information reporting and backup withholding tax rules to the Arrangement.

THE DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A SECURITYHOLDER.  EACH SECURITYHOLDER IS STRONGLY ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO IT OF THE ARRANGEMENT, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

TRADING INFORMATION FOR COMMON SHARES

The Common Shares are traded on the TSX and Nasdaq.  The following table sets forth, for the calendar periods indicated, the volume of trading and the high and low closing sales prices for the Common Shares as reported on the TSX, reported in Canadian dollars and as reported on Nasdaq, expressed in U.S. dollars.

	Common Shares
		TSX			NASDAQ
Period:	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(shares)	(US$)	(US$)	(shares)

2005
September (up to 9/6/05)	31.10	28.86	540,051	26.18	24.19	1,218,745
August	29.99	22.81	2,262,099	25.00	19.03	10,844,908
July	25.35	19.95	1,317,191	20.72	16.07	7,843,373
June	21.42	19.35	910,528	17.34	15.37	4,786,802
May	22.19	20.14	589,954	17.66	16.00	4,973,084
April	20.71	18.30	604,743	16.75	15.20	4,498,071
March	22.30	18.30	1,346,149	18.07	15.10	8,220,185
February	22.70	18.41	1,065,116	18.22	14.85	6,602,108
January	20.10	16.77	946,158	16.17	13.57	8,270,870

2004
December	23.69	17.75	2,053,783	19.79	14.55	12,986,287
November	22.79	17.88	1,903,426	19.15	14.74	17,089,225
October	21.46	16.50	1,974,952	17.49	13.10	16,189,125
September	17.35	15.11	1,099,306	13.37	11.48	6,301,244
August	15.42	13.12	846,465	11.89	9.97	6,200,766

On September 6, 2005, the last full trading day prior to the public announcement of the Arrangement, the closing price per Common Share as reported on the TSX was $30.98 and as reported on Nasdaq was U.S.$26.00.  On the Record Date, the closing price per Common Share as reported on the TSX was $34.65 and as reported on Nasdaq was U.S.$29.26.  The $35.00 Purchase Price under the Arrangement represents a premium of approximately 36% to the trailing 30-day average closing price for Common Shares on Nasdaq prior to the announcement of the Arrangement on September 7, 2005.  Shareholders are urged to obtain current market quotations for their Common Shares.  Historical market prices are not indicative of future market prices.

BUSINESS OF IDB

Overview

IDB is an integrated biotechnology company dedicated to the development of innovative vaccine products.  IDB has facilities in both Canada and the United States involved in research, development, manufacturing, sales and marketing of vaccine products.

IDB currently has two products being marketed in Canada:

•                                          Fluviral, an injectable influenza vaccine which is licensed and sold in Canada and is currently in clinical development seeking approval to enter the U.S. market; and

•                                          NeisVac-C, a vaccine for diseases caused by Meningococcal Group C bacteria, which is distributed by IDB in Canada on behalf of Baxter Corporation.

IDB is also developing vaccines targeted at prevention of different diseases, as well as vaccines targeted at biological warfare agents.  IDB’s lead products in clinical development are:

•                                          FluINsure, a non-live, intranasally delivered vaccine for the prevention of influenza which has completed several Phase II clinical trials and its first (non-pivotal) field efficacy study;

•                                          StreptAvax, a subunit injectable vaccine for the prevention of diseases caused by Group A Streptococcus bacteria in children, which is in Phase II clinical testing; and

•                                          PGCvax, a subunit injectable vaccine for the prevention of diseases caused by Streptococcus pneumoniae bacteria, which is in Phase I clinical testing in infants and the elderly.

IDB also has a number of research and early stage development programs that include: (a) the possible development of intranasal vaccines for respiratory viruses, respiratory bacteria and bioterror agents; and (b) the possible development of injectable vaccines against meningococcal diseases, Group B Streptococcus bacteria and Haemophilus influenzae.

IDB has exclusively licensed or owns proprietary adjuvant/delivery technology, referred to as Proteosome technology, which can be used in vaccine formulations.  For example, Proteosome technology seems to help stimulate an immune response in the respiratory tract via nasal administration.  Proteosomes are a component of the FluINsure vaccine, as well as other nasally-administered vaccines under development.

Finally, IDB owns and licenses rights to a proprietary genomics analysis system referred to as “Cycling Probe Technology”.

Recent Developments

On March 15, 2005, IDB announced that the FDA’s Center for Biologics Evaluation and Research (“CBER”) had indicated that Fluviral was eligible for accelerated approval and priority review mechanisms, which could allow the product to be licensed for sale in the United States in time for the 2006/2007 influenza season.  Accelerated approval and priority review are two specific programs developed by the FDA to expedite the availability of products addressing important medical needs in the United States.

In addition, on July 12, 2005, IDB announced that the CBER had indicated that Fluviral had been granted “Fast Track” designation.  This designation is designed to further facilitate and expedite the review of new drugs that are intended to treat serious or life-threatening diseases or that demonstrate the potential to address an unmet medical need.  It allows frequent communication between IDB and the FDA and may permit IDB to submit portions of its marketing application (or BLA) to the FDA before the full BLA is completed.

Fluviral is eligible for all three of these programs as a result of the ongoing shortage of influenza vaccine in the United States market.  In the event that this shortage ceases to exist, it is possible that one or more of these programs may no longer be available to assist in the expedited licensing of Fluviral for sale in the United States.  In addition, even if Fluviral remains eligible for these expedited review programs, there can be no assurance that it will ultimately receive approval from the FDA for sale into the United States on a timely basis, or at all.

Financial information for IDB is provided in IDB’s Annual Financial Report and Management’s Discussion and Analysis related thereto for its most recently completed financial year and IDB’s Second Quarter Report and Management’s Discussion and Analysis related thereto for the six-month period ended June 30, 2005.

IDB’s headquarters are located in an office facility in Vancouver, British Columbia.  IDB’s manufacturing facilities are located in Quebec City and Laval, Quebec.  Its research and development facilities are located in Bothell, Washington, Northborough, Massachusetts and Laval, Quebec.  IDB also leases offices for some of its clinical and regulatory affairs staff in Columbia, Maryland.

ADDITIONAL IDB INFORMATION

The following documents (or portions thereof), filed by IDB with the securities commissions and regulatory authorities in each of the provinces of Canada in which IDB is a reporting issuer and with the United States Securities and Exchange Commission are hereby incorporated by reference into this Circular:

•                                          the portion of the Management Proxy Circular dated April 15, 2005 furnished in connection with IDB’s Annual General Meeting of Shareholders held on May 26, 2005 entitled “Executive

Compensation”, “Report of Executive Compensation” and “Indebtedness of Directors, Executive Officers and Senior Officers”; and

•                                          the material change report of IDB dated September 9, 2005 relating to the announcement of the entering into of the Combination Agreement and the Credit Agreement, which appends thereto the Combination Agreement and the Credit Agreement.

These documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and will be provided promptly and free of charge, upon request, to any Securityholder.

Additional information relating to IDB is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Securityholders may obtain copies of IDB’s most recent annual and interim financial statements and related management’s discussion and analysis by retrieving them from SEDAR or EDGAR or by contacting IDB at 1630 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.  Financial information concerning IDB is provided in IDB’s comparative financial statements for the year ended December 31, 2004 and the fiscal quarters ended March 31, 2005 and June 30, 2005 and the management’s discussion and analysis related thereto.

BUSINESS OF GSK ENTITIES

The GSK group of companies is a world leading research-based pharmaceutical organization and is one of the world’s leading vaccine manufacturers.  Belgium is the centre of all GSK’s activities in the field of vaccine research, development and production.  GSK employs more than 1,000 research scientists devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide.

In 2004, the GSK group of companies distributed more than 1.5 billion doses of vaccines to 168 countries in both the developed and developing world, an average of 45 doses per second.

In the next five years, the GSK group of companies hopes to launch five major new vaccines: an HPV vaccine targeting cervical cancer, a vaccine against rotavirus (already approved in 13 countries including Mexico), a vaccine to prevent pneumococcal disease, an improved flu vaccine for the elderly, and a meningitis combination vaccine for infants in the United States.

GSK Parent’s shares are listed on the London Stock Exchange and the New York Stock Exchange.

GSK is headquartered in Mississauga, Ontario with operations throughout Canada.

DISSENTING SHAREHOLDERS’ RIGHTS

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the BCBCA.  However, as contemplated in the Plan of Arrangement, IDB and GSK have granted to Shareholders who object to the Arrangement Resolution the Dissent Rights which are set out in their entirety in the Interim Order, a copy of which is attached as Appendix C to this Circular.  The following summary of the Dissent Rights is qualified in its entirety by reference to the Interim Order.

A Registered Shareholder who intends to exercise the Dissent Rights must deliver a Dissent Notice to IDB at 1630 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Attention: Corporate Secretary, to be actually received not later than 4:30 p.m. (Vancouver time) on November 14, 2005 and must not vote any Common Shares held in favour of the Arrangement.  A Shareholder who is a Non-Registered Holder but wishes to exercise the Dissent Rights must arrange for the Registered Shareholder holding its Common Shares to deliver the Dissent Notice. The Dissent Notice must contain all of the information specified in the Interim Order.

If the Arrangement Resolution is passed at the Meeting, IDB must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (a “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Combination Agreement, IDB intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with its exercise of its Dissent Rights, it must deliver to IDB, within 14 days of the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificates representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from its dissent and, at the Effective Time, will be deemed to have transferred to GSK all of its Dissent Shares.  GSK will pay to each Dissenting Shareholder the amount agreed between GSK and the Dissenting Shareholder for the Dissenting Shares.  Either GSK or a Dissenting Shareholder may apply to Court if no agreement on the terms of the sale of Dissenting Shares has been reached, and the Court may:

(a)                                  determine the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar, or a referee of the court;

(b)                                 join in the application each other Dissenting Shareholder not having reached an agreement for the sale of the Dissenting Shares to GSK; and

(c)                                  make consequential orders and give directions it considers appropriate.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, IDB will return to the Dissenting Shareholder the certificates representing the Dissent Shares that were delivered to IDB, if any, and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as a Shareholder.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed prior to the Termination Date, then IDB shall return to the Dissenting Shareholder the certificates delivered to IDB, if any, pursuant to the Dissent Procedures.

Shareholders wishing to exercise the Dissent Rights should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.  Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

The Combination Agreement provides that, unless otherwise waived, it is a condition in favour of GSK that holders of not more than 10% of the issued and outstanding Common Shares shall have exercised rights of dissent in relation to the Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement and the transactions contemplated by the Combination Agreement will be passed upon by McCarthy Tétrault LLP, Borden Ladner Gervais LLP and Preston Gates & Ellis LLP, on behalf of IDB.  As at the date of this Circular, no partners or associates of McCarthy Tétrault LLP, Borden Ladner Gervais LLP or Preston Gates & Ellis LLP own beneficially, directly or indirectly, over 1% of the outstanding Common Shares.  Certain legal matters in connection with the Arrangement and the transactions contemplated by the Combination Agreement will be passed upon by Blake, Cassels & Graydon LLP, and Cleary Gottlieb Steen & Hamilton LLP on behalf of GSK and GSK Parent.

ENFORCEABILITY OF CIVIL LIABILITIES

IDB is a corporation incorporated under the laws of British Columbia.  The majority of the Directors and officers of IDB, as well as certain experts named in this Circular, are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of IDB are located outside the United States.  As a result, it may be difficult for Securityholders who are United States residents to effect service within the United States upon the Directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws.  There is some doubt as to the enforceability of a United States judgement in Canada against IDB or any of its Directors, officers or experts who are not residents of the United States.

GSK Parent is organized under the laws of England and Wales and substantial portions of the assets of GSK Parent are located outside of Canada.  As a result, it may be difficult for IDB to realize in Canada upon judgments against GSK Parent obtained in Canadian courts.  In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

As at October 18, 2005, IDB had in force Directors’ and Officers’ Liability Insurance polices in the amount of U.S.$10,000,000 for the benefit of the Directors and officers of IDB and its subsidiaries.  The total amount of the premiums paid by IDB for the policies in effect for the fiscal year ended December 31, 2004 was $311,321.61.  No portion of these premiums were paid by the Directors and officers of IDB.  The policies provide for no deductible for any loss in connection with claims against a Director or officer and deductibles of U.S.$250,000 for claims relating to violations of United States securities laws and U.S.$150,000 for other claims resulting in a loss for IDB.

AUDITOR

The auditor of IDB is KPMG, Chartered Accountants, Vancouver, British Columbia, Canada.

APPROVAL OF DIRECTORS

The contents and sending of this Circular have been approved by the Board.

DATED at Vancouver, British Columbia this 18th day of October, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

DR. ANTHONY F. HOLLER Chief Executive Officer

APPENDIX A – ARRANGEMENT RESOLUTION

FORM OF ARRANGEMENT RESOLUTION

RESOLUTION OF THE SECURITYHOLDERS
OF ID BIOMEDICAL CORPORATION (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       The arrangement (as may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its securityholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix D to the Management Proxy Circular of the Company dated October 18 2005, is hereby authorized, approved and agreed to.

2.                                       The Combination Agreement dated September 7, 2005 among GlaxoSmithKline plc, GlaxoSmithKline Inc. and the Company, as may be amended from time to time (the “Combination Agreement”), the actions of the directors of the Company in approving the Arrangement and the Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Combination Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

3.                                       Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the securityholders of the Company (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Combination Agreement).

4.                                       Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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APPENDIX B – RIGHTS PLAN RESOLUTION

FORM OF RIGHTS PLAN RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES

OF ID BIOMEDICAL CORPORATION (the “Company”)

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.             The amendment to the Amended and Restated Shareholder Rights Agreement, dated as of May 26, 2005 (the “Rights Plan”) between the Company and Computershare Trust Company of Canada as rights agent (the “Rights Agent”), which amendment supplements the definition of “Acquiring Person” to exclude from such definition GSK and the Parent (as defined in the Combination Agreement dated September 7, 2005 (the “Combination Agreement”), among GlaxoSmithKline plc, GlaxoSmithKline Inc. and the Company) if either becomes the Beneficial Owner (as defined in the Rights Plan) of 20% or more of the Voting Shares (as defined in the Rights Plan) pursuant to the Combination Agreement and any transactions contemplated by the Combination Agreement, including the plan of arrangement, is hereby consented to pursuant to the Rights Plan.

2.                                       Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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APPENDIX C – INTERIM ORDER

C-1

NO. L052448 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING ID BIOMEDICAL CORPORATION

INTERIM ORDER

	)		)
	)	MASTER	)	MONDAY, THE 17th
BEFORE	)		)
	)		)
	)		)	DAY OF OCTOBER, 2005

THE EX PARTE APPLICATION of the petitioner, ID BIOMEDICAL CORPORATION (“IDB”), for an Interim Order under Section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with an arrangement under Division 5 of Part 9 of the BCBCA, coming on for hearing this day at Vancouver, British Columbia; and UPON HEARING Warren B. Milman, counsel for IDB; and on reading the Petition and the Affidavit of Anthony F. Holler sworn October 13, 2005 (the “Holler Affidavit”),

THIS COURT ORDERS THAT:

DEFINITIONS

1.                                                                                       As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Special Meeting of Securityholders (the “Notice”) and accompanying management proxy circular of IDB (the

“Circular”), attached as Exhibit “B” to the Holler Affidavit (including the respective meanings set out in the Plan of Arrangement that is attached as Appendix D to the Circular).

SPECIAL MEETING

2.                                                                                       Pursuant to Section 291(2)(b)(i) and Section 289(3) of the BCBCA, IDB is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares in the capital of IDB (the “Common Shares”), the holders (the “2003 Warrantholders”) of common share purchase warrants issued by IDB in 2003 (the “2003 Warrants”), the holders (the “2004 Warrantholders”) of common share purchase warrants issued by IDB in 2004 (the “2004 Warrants”), the holders (the “2005 Warrantholders”) of common share purchase warrants issued by IDB in 2005 (the “2005 Warrants”), the holders (the “Optionholders”) of options (the “Options”) to purchase common shares in the capital of IDB, and the holders (the “Restricted Share Unitholders”) of restricted share units (the “Restricted Share Units”) to acquire common shares in the capital of IDB (the Shareholders, 2003 Warrantholders, 2004 Warrantholders, 2005 Warrantholders, Optionholders, and Restricted Share Unitholders collectively referred to as the “Securityholders”, and the Common Shares, the 2003 Warrants, the 2004 Warrants, the 2005 Warrants, the Options, and the Restricted Share Units collectively referred to as the “Securities”), to be held at 1:00 p.m. (Vancouver time) on November 16, 2005 at the Pan Pacific Hotel, Pacific Rim Room 1, Vancouver, British Columbia, Canada, to:

(a)                                  consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”) adopting and approving an arrangement on the terms and conditions set out in the Plan of Arrangement (the “Arrangement”), a draft of which resolution is attached as Appendix A to the Circular;

(b)                                 consider and, if deemed advisable, pass, with or without variation, an ordinary resolution (the “Rights Plan Resolution”) adopting and approving an amendment to IDB’s shareholder rights plan to waive the application of such plan to the Arrangement, a draft of which resolution is attached as Appendix B to the Circular; and

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(c)                                  transact such other business as may properly come before the Meeting or any adjournment thereof.

3.                                                                                       The Meeting shall be called, held and conducted in accordance with the BCBCA, the Notice, the Articles of IDB and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Securities or to which the Securities are collateral, or the Articles of IDB, this Interim Order shall govern.

AMENDMENTS

4.                                                                                       IDB is authorized to make, in the manner contemplated by and subject to the Combination Agreement, such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to the Securityholders. The Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.                                                                                       Notwithstanding the provisions of the BCBCA and the Articles of IDB, the Board by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement, subject to the Combination Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Securityholders by one of the methods specified in paragraph 8(a) of this Interim Order, as determined to be the most appropriate method of communication by the Board.

RECORD DATE

6.                                                                                       The record date (the “Record Date”) for determining Securityholders entitled to receive the Notice, the Circular and the forms of proxy for use by the Securityholders

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(collectively, the “Meeting Materials”) shall be October 10, 2005 as previously approved by the Board and published by IDB.

NOTICE OF SPECIAL MEETING

7.                                                                                       The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and IDB shall not be required to send to the Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

8.                                                                                       The Meeting Materials, with such amendments or additional documents as counsel for IDB may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)                                  the Securityholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting, by one or more of the following methods:

(i)                                     by prepaid ordinary mail, addressed to the Securityholder at his, her or its address as it appears on the applicable security registers of IDB as at the Record Date; or

(ii)                                  in the case of Non-Registered Holders, by providing, at least four business days before the twenty-first day prior to the Meeting, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to Non-Registered Holders;

(iii)                               by email or facsimile transmission to any Securityholder who identifies himself, herself or itself to the satisfaction of IDB (acting through its representatives), who requests such email or facsimile transmission and, if required by IDB, agrees to pay the charges, if any, for such transmission; or

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(iv)                              by delivery, in person or by recognized courier service, to the addresses specified in paragraph 8(a)(i) above;

(b)                                 the directors and auditors of IDB by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmission and the date of the Meeting;

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

9.                                                                                       The Meeting Materials shall not be sent to Registered Securityholders where mail previously sent to such holders by IDB or its registrar and transfer agent has been returned to IDB or its registrar and transfer agent on at least two previous consecutive occasions.

10.                                                                                 Accidental failure of or omission by IDB to give notice to any one or more Securityholders, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of IDB (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or, in relation to notice to Securityholders, a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of IDB, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11.                                                                                 The Meeting Materials and any amendments, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,

(a)                                  in the case of mailing, three (3) days after delivery thereof to the post office or public letter box;

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(b)                                 in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)                                  in the case of transmission by email or facsimile, upon the transmission thereof;

(d)                                 in the case of advertisement, at the time of publication of the press release, news release or newspaper advertisement;

(e)                                  in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f)                                    in the case of Non-Registered Holders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

12.                                                                                 Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 8(a), as determined to be the most appropriate method of communication by the Board.

PERMITTED ATTENDEES

13.                                                                                 The only persons entitled to attend the Meeting shall be:

(a)                                  the Registered Securityholders or their respective proxyholders as of the Record Date;

(b)                                 IDB directors, officers, auditors and advisors;

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(c)                                  representatives of GSK, GSK Parent, and any of their subsidiaries or affiliates and advisors; and

(d)                                 other persons with the prior permission of the Chair of the Meeting;

and that the only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Securityholders, and in respect of the Rights Plan Resolution shall be the Shareholders, as at the close of business on the Record Date, or their respective proxyholders.

SOLICITATION OF PROXIES

14.                                                                                 IDB is authorized to use the forms of proxy for Securityholders, in substantially the same form as is attached as Exhibit “C” to the Holler Affidavit, subject to IDB’s ability to insert dates and other relevant information in the final forms of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. IDB is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

15.                                                                                 The procedures for the use of proxies at the Meeting shall be as set out in the Circular.

16.                                                                                 IDB may in its discretion with the consent of GSK generally waive the time limits for the deposit of proxies by Securityholders, if IDB deems it advisable to do so, such waiver to be endorsed by the initials thereon of the Chair of the Meeting.

QUORUM AND VOTING

17.                                                                                 The quorum at the Meeting shall be the presence in person or by proxy of one Shareholder holding not less than one Common Share and who is entitled to attend and vote at the Meeting.

18.                                                                                 The vote on the Arrangement Resolution shall be taken on the basis of:

(a)                                  one vote per Common Share;

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(b)                                 0.15214 of one vote per 2003 Warrant;

(c)                                  0.54257 of one vote per 2004 Warrant;

(d)                                 0.42651 of one vote per 2005 Warrant;

(e)                                  for every one Option, that fraction of one vote equal to the quotient obtained (expressed as a decimal) when the amount by which $35.00 (the “Purchase Price”) exceeds the exercise price of the applicable Option is divided by the Purchase Price; and

(f)                                    one vote per Restricted Share Unit.

19.                                                                                 The vote on the Rights Plan Resolution shall be taken on the basis of one vote per Common Share.

20.                                                                                 The vote required to pass the Arrangement Resolution shall be as follows:

(a)                                  the affirmative vote of at least 75% of the total votes cast by the Securityholders, voting together, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective votes and abstentions); and

(b)                                 the affirmative vote of at least a simple majority of the votes cast by Minority Shareholders present in person or represented by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective votes and abstentions).

21.                                                                                 The vote required to pass the Rights Plan Resolution shall be the affirmative vote of at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective votes and abstentions).

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SCRUTINEERS

22.                                                                                 The scrutineers for the Meeting shall be Computershare Investor Services Inc. (acting through its representatives for that purpose). The duties of the scrutineers shall include:

(a)                                  invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)                                 reporting to the Chair on the quorum of the Meeting;

(c)                                  reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d)                                 providing to IDB and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

23.                                                                                 Each Registered Shareholder is granted the following right to dissent (the “Dissent Rights”) in respect of the Arrangement Resolution:

(a)                                  a Registered Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a “Dissent Notice”) to IDB, at its head office at 1630 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6, Attention: Corporate Secretary, to be received by IDB no later than 5:00 pm (Vancouver time) on November 14, 2005 and must not vote any of his, her or its Common Shares in favour of the Arrangement and must otherwise comply with this paragraph 23;

(b)                                 a Dissent Notice must specify the name and address of the Registered Shareholder (the “Dissenting Shareholder”), the number of Common Shares in respect of which the Dissent Notice is being given (the “Dissent Shares”) and:

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(i)                                     if the Dissent Notice is being given by the Dissenting Shareholder on its own behalf, the Dissent Notice must specify that either:

A.                                   the Dissenting Shares constitute all of the Common Shares of which the Dissenting Shareholder is the registered and beneficial owner; or

B.                                     the Dissenting Shares constitute all of the Common Shares of which the Dissenting Shareholder is the registered owner and the number of Common Shares of which the Dissenting Shareholder is the beneficial owner but not the registered owner, and in respect of such shares, the names of the registered owners of such shares, the number of such shares held by each of them and confirmation that notices of dissent are being, or have been sent, in respect of all such shares;

(ii)                                  if the Dissent Notice is being given by the Dissenting Shareholder on behalf of another person who is the beneficial owner of the Dissenting Shares, the Dissent Notice must:

A.                                   specify the name and address of the beneficial owner;

B.                                     state that the Dissenting Shares represent all of the shares beneficially owned by the beneficial owner for which the Dissenting Shareholder is the registered owner; and

C.                                     include a statement from the beneficial owner of the Dissenting Shares identifying the number of Common Shares of which the beneficial owner is either the registered owner or the beneficial owner and, in respect of any such shares which are not Dissenting Shares, the names of the registered owners of such shares, the number of such shares held by each of them and confirmation that notices of dissent are being, or have been sent, in respect of all such shares;

(c)                                  if the Arrangement Resolution is passed at the Meeting, IDB must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (a “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Combination Agreement, IDB intends to

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complete the Arrangement and advising the Dissenting Shareholder that if the Dissenting Shareholder wishes to proceed with its dissent it must comply with the requirements of paragraph 23(d);

(d)                                 a Dissenting Shareholder that wishes to proceed with its dissent must give to IDE at its head office at 1630 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6, Attention: Corporate Secretary, to be received by IDB no later than 4:00 pm (Vancouver time) on the date which 14 days after the date of mailing of the Notice of Intention:

(i)                                     a written statement that the Dissenting Shareholder requires GSK to purchase all of the Dissent Shares,

(ii)                                  the certificates, if any, representing the Dissent Shares, and

(iii)                               if paragraph 23(b)(ii) applies, a written statement that:

A.                                   is signed by the beneficial owner on whose behalf the dissent is being exercised, and

B.                                     sets out whether or not the beneficial owner is the beneficial owner of other Common Shares and, if so, sets out:

a)                                      the names of the registered owners of those other shares,

b)                                     the number of those other shares that are held by each of those registered owners, and

c)                                      that the Dissent Right is being exercised in respect of all of those other shares;

(e)                                  a Dissenting Shareholder who complies with paragraph 23(d) is not able to withdraw its dissent and, at the Effective Time, the Dissenting Shareholder will be deemed to have transferred to GSK all of the Dissenting Shares (free and clear of any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other

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charges or encumbrances whatsoever) and will have no further right in respect of the Dissent Shares other than to be paid for the Dissenting Shares in accordance with paragraph 23(f);

(f)                                    Subject to the satisfaction of the applicable conditions set out in the Combination Agreement, GSK shall promptly pay to a Dissenting Shareholder, for each Dissenting Share:

(i)                                     the amount agreed between that Dissenting Shareholder and GSK; or

(ii)                                  if that Dissenting Shareholder and GSK are unable to agree upon an amount, the amount determined under paragraph 23(g);

(g)                                 GSK or a Dissenting Shareholder who has not reached an agreement with GSK under paragraph 23(f) may apply to the Court and the Court may:

(i)                                     determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar, or a referee, of the Court;

(ii)                                  join in the application each Dissenting Shareholder, other than a Dissenting Shareholder who has reached an agreement with GSK under paragraph 23(f); and

(iii)                               make consequential orders and give directions it considers appropriate;

(h)                                 if a Dissenting Shareholder fails to comply strictly with the foregoing requirements of the Dissent Right, IDB shall return to the Dissenting Shareholder the certificates delivered to it, if any, under paragraph 23(d)

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and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as a Registered Shareholder; and

(i)                                     if a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Right, but the Arrangement is not completed prior to the Termination Date, IDB shall return to the Dissenting Shareholder the certificates delivered to it, if any, under paragraph 23(d).

APPLICATION FOR FINAL ORDER

24.                                                                                 IDB shall include in the Meeting Materials, when sent in accordance with paragraph 8 of this Interim Order, a copy of the Notice of Application herein, in substantially the form attached as Appendix F to the Circular, and this Interim Order (collectively, the “Court Materials”), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 8 and 11 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

25.                                                                                 The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only:

(a)                                  IDB, GSK and GSK Parent; and

(b)                                 persons who have served and filed an Appearance and have otherwise complied with the Rules of Court and paragraph 24 of this Interim Order.

26.                                                                                 The sending of the Meeting Materials in the manner contemplated by paragraph 8 and 11 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a)                                  file an Appearance, in the form prescribed by the Rules of Court, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

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(b)                                 deliver the filed Appearance together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to IDB’s counsel at:

McCarthy Tétrault LLP

Barristers and Solicitors

P.O. Box 10424, Pacific Centre

Suite 1300, 777 Dunsmuir Street

Vancouver BC V7Y 1K2

Attention: Warren B. Milman

by or before 4:00 p.m. (Vancouver time) on November 17, 2005.

27.                                                                                 Upon the approval by the Securityholders of the Arrangement, in the manner set forth in this Interim Order, IDB may apply to this Court (the “Application”) for an Order:

(a)                                  pursuant to BCBCA Section 291(4)(a) approving the Arrangement; and

(b)                                 pursuant to BCBCA Section 291(4)(c) declaring that the Arrangement is fair and reasonable

(collectively, the “Final Order”)

and that the hearing of the Application will be held on November 18, 2005 at 9:45 a.m. (Vancouver Time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

28.                                                                                 In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered an Appearance in accordance with paragraph 24, above need be served and provided with notice of the adjourned hearing date.

VARIANCE

29.                                                                                 IDB shall be entitled, at any time, to apply to vary this Interim Order.

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30.                                                                                 Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

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APPENDIX D – PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1          In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)           “2003 Warrants” means the 2,900,000 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of U.S. $25.00;

(b)           “2004 Warrants” means the 91,659 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of $16.01;

(c)           “2005 Warrants” means the 1,200,000 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of U.S. $16.91;

(d)           “Affiliate” has the meaning ascribed thereto in the BCSA;

(e)           “Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Combination Agreement, (ii) in accordance with Article 6 hereof, or (iii) at the direction of the Court in the Final Order;

(f)            “Arrangement Resolution” means the special resolution of the Securityholders approving the Arrangement in accordance with section 289 of the BCBCA;

(g)           “BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002, c.57 including all regulations made thereunder, as amended;

(h)           “BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(i)            “Business Day” means any day on which commercial banks are generally open for business in London, England and Vancouver, British Columbia other than a Saturday, Sunday or a day observed as a holiday in London under the laws of England or in Vancouver under the laws of the Province of British Columbia or federal laws of Canada;

(j)            “Combination Agreement” means the agreement made as of September 7, 2005 among Parent, GSK and the Company to which this Plan of Arrangement is attached as Schedule D, as the same may be supplemented or amended from time to time;

(k)           “Common Shares” means the issued and outstanding common shares in the capital of the Company, from time to time, including the associated rights under the Rights Plan;

(l)            “Company” means ID Biomedical Corporation, a corporation existing under the laws of the Province of British Columbia;

(m)          “Court” means the Supreme Court of British Columbia;

(n)           “Depositary” means such institution as GSK may determine prior to the mailing of the Letter of Transmittal by notice in writing to the Company;

(o)           “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 hereof;

(p)           “Dissenting Shares” means the Common Shares held by Dissenting Shareholders;

(q)           “Dissenting Shareholders” means Holders of Common Shares who have duly and validly exercised their Dissent Rights pursuant to Article 4 hereof and the Interim Order;

(r)            “Effective Date” means the date upon which all of the conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, or such other date as the parties to the Combination Agreement may agree;

(s)           “Effective Time” means 6:00 a.m. (Vancouver time) on the Effective Date;

(t)            “Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(u)           “GSK” means GlaxoSmithKline Inc., a Canadian corporation;

(v)           “Holder” means a registered holder of Common Shares, Options, Warrants or Restricted Share Units, as applicable, or any person who surrenders to the Depositary certificates representing such Common Shares, Options, Warrants or Restricted Share Units, as applicable, duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(w)          “Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court;

(x)            “ITA” means the Income Tax Act (Canada);

(y)           “Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Securityholders providing for the delivery of the Common Shares, Options, Warrants and Restricted Share Units, as applicable, to the Depositary;

(z)            “Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right or third parties or other charge or encumbrance, including the lien of retained title of a conditional vendor, and any easement, servitude, right-of-way or other encumbrance on title to real or immovable property or personal or movable property;

(aa)         “Meeting” means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Rights Plan Resolution;

(bb)         “Notice of Dissent” means a notice of dissent duly and validly given by a Holder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(cc)         “Option Price” means with respect to each Option, the exercise price of such option as specified in the option agreement between the Company and the Optionholder relating thereto;

(dd)         “Optionholder” means a Holder of Options;

(ee)         “Options” means the share purchase options to acquire common shares in the capital of the Company granted under the Share Plans;

(ff)           “Parent” means GlaxoSmithKline plc, a company organized under the laws of England and Wales;

(gg)         “Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(hh)         “Restricted Share Units” means the restricted share units to acquire common shares in the capital of the Company granted under the restricted share unit plan of the Company;

(ii)           “Rights Plan” means the shareholder rights plan of the Company established pursuant to the Amended and Restated Shareholder Rights Agreement dated as of May 26, 2005 between the Company and Computershare Trust Company of Canada, as rights agent;

(jj)           “Rights Plan Resolution” means the ordinary resolution of the Holders of Common Shares attached to the Combination Agreement as Schedule C;

(kk)         “Securityholders” means collectively the Holders of (a) Common Shares, (b) Warrants, (c) Options and (d) Restricted Share Units;

(ll)           “Share Plans” means collectively the stock option plan of the Company and the restricted share unit plan of the Company; and

(mm)       “Warrants” means collectively the 2003 Warrants, the 2004 Warrants and the 2005 Warrants.

1.2          Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3          Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4          Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5          Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6          Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1          At the Effective Time, the Arrangement shall be binding upon the Company, the Securityholders and GSK.

ARTICLE 3
ARRANGEMENT

3.1          The Arrangement

At the Effective Time, subject to the Dissent Rights referred to in Article 4 herein, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence:

(a)                                  GSK will advance to the Optionholders as non-interest bearing demand loans sufficient cash funds to fund the obligation of the Optionholders under paragraph (b) below;

(b)                                 Each of the Optionholders will exercise all of the Optionholder’s Options, whether vested or unvested, and pay to the Company the Option Price with respect to such Option;

(c)                                  With respect to each of the Options:

(i)      the Holder of each such Option shall cease to be the Holder of such Option and such Holder’s name shall be removed from the register of Options with respect to such Options as the Holder thereof as at the Effective Time;

(ii)     the Holder of each such Option shall become a Holder of Common Shares acquired on exercise of the Options and such Holder’s name shall be added to the register of Common Shares with respect to such Common Shares effective as of the Effective Time;

(d)                                 GSK will advance to the Company as a non-interest bearing demand loan sufficient cash funds to fund the obligations of the Company under paragraphs (e), (g), (i) and (k) below less the amount received by the Company on exercise of the Options under paragraph (b) above;

(e)                                  all 2003 Warrants shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, $5.33 for each such warrant held;

(f)                                    with respect to each 2003 Warrant, the Holder of such 2003 Warrant shall cease to be the Holder of such warrant and such Holder’s name shall be removed from the register of 2003 Warrants with respect to such warrant as the Holder thereof as at the Effective Time;

(g)                                 all 2004 Warrants shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, $18.99 for each such warrant held;

(h)                                 with respect to each 2004 Warrant, the Holder of such 2004 Warrant shall cease to be the Holder of such warrant and such Holder’s name shall be removed from the register of 2004 Warrants with respect to such warrant as the Holder thereof as at the Effective Time;

(i)                                     all 2005 Warrants shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, $14.93 for each such warrant held;

(j)                                     with respect to each 2005 Warrant, the Holder of such 2005 Warrant shall cease to be the Holder of such warrant and such Holder’s name shall be removed from the register of 2005 Warrants with respect to such warrant as the Holder thereof as at the Effective Time;

(k)                                  all Restricted Share Units shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, $35.00 for each Restricted Share Unit held;

(l)                                     with respect to each Restricted Share Unit, the Holder of such Restricted Share Unit shall cease to be the Holder of such Restricted Share Unit and such Holder’s name shall be removed from the register of Restricted Share Units with respect to such Restricted Share Units as the Holder thereof as at the Effective Time;

(m)                               following the cancellation and termination of all Restricted Share Units by the Company, the Share Plans shall be cancelled;

(n)                                 all Common Shares (other than Common Shares held by GSK and its Affiliates, if any, and the Dissenting Shares) shall be transferred to GSK (free and clear of any Liens), and each Holder thereof shall be entitled to receive, from GSK, in exchange therefor, $35.00 per Common Share;

(o)                                 each former Optionholder will repay to GSK the amount advanced by GSK to such former Optionholder under paragraph (a) above, and the amount of such advance shall be paid and satisfied in full by set-off against the amount such former Optionholder is entitled to receive under paragraph (n) above; and

(p)                                 with respect to each Common Share (other than Common Shares held by GSK and its Affiliates, if any, and the Dissenting Shares):

(i)      the Holder of each such Common Share shall cease to be the Holder of such share and such Holder’s name shall be removed from the register of Common Shares with respect to such Common Shares as of the Effective Time; and

(ii)     GSK shall be deemed to be the transferee of such share (free and clear of any Liens) and shall be entered in the register of Common Shares as the Holder thereof as at the Effective Time.

ARTICLE 4
DISSENT RIGHTS

4.1          Dissent Rights

A Holder of Common Shares may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Section 238 of the BCBCA, as modified by the Interim Order, provided the Notice of Dissent is received by the Company by no later than 4:00 p.m. (Vancouver time) on the date which is two Business Days prior to the date of the Meeting. Without limiting the generality of the foregoing, Holders of Common Shares who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares, as of the Effective Time, without any further act or formality to GSK in consideration of a payment of cash by GSK equal to such fair value. In no case shall the Company or GSK be required to recognize such Holders as Holders of Common Shares at and after the Effective Time, and the names of such Holders shall be removed from the register of Common Shares as of the Effective Time.

4.2          Rights of Dissenting Holders of Common Shares

In the event a Holder of Common Shares gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the Common Shares in respect of which the Notice of Dissent was given as contemplated in

Section 242 of the BCBCA and the Interim Order, such Holder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Holder of Common Shares.

ARTICLE 5
EFFECT OF ARRANGEMENT

5.1          Effect of Arrangement

After the Effective Time, certificates formerly representing Common Shares, Warrants or Restricted Share Units, as applicable, shall represent only the right to receive the cash payment which the former Holder of such Common Shares, Warrants or Restricted Share Units, as applicable, is entitled to receive pursuant to Article 3 of this Plan of Arrangement, subject to compliance with the requirements set forth in this Article 5.  After the Effective Time, certificates formerly representing Options shall represent only the right to receive Common Shares that the former Optionholder is entitled to receive pursuant to Article 3 hereof, subject to compliance with the requirements set forth in this Article 5.

5.2          Right of Holder

(a)                                  At or prior to the Effective Time, GSK and the Company shall deposit with the Depositary, for the benefit of the Securityholders, cash in the aggregate amount equal to the net payments contemplated hereunder.  The Holders shall deposit with the Depositary, at or prior to the date and time specified in the Letter of Transmittal, a duly completed Letter of Transmittal and the certificates representing the Common Shares, Options, Warrants and Restricted Share Units, as applicable, and other documentation as provided in the Letter of Transmittal.

(b)                                 Subject to Section 5.3, GSK and the Company shall cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Common Shares, Warrants, Restricted Share Units or Options, as applicable, or other documentation as provided in the Letter of Transmittal, to:

(i)      forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)     if requested by the Holder in the Letter of Transmittal, make available at the Depositary for pick-up by the Holder; or

(iii)    if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address of such Holder as shown on the share register maintained by the Company as at the Effective Time, a cheque representing the net cash payment, if any, payable to such Securityholder in accordance with the provisions hereof.

(c)                                  No Holder shall be entitled to receive any consideration with respect to the Common Shares, Warrants, Restricted Share Units or Options, as applicable, other than the net cash payment, if any, which they are entitled to receive in accordance with Article 3 of this Plan of Arrangement and, for greater certainty, no Holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(d)                                 Until such time as a former Holder of Common Shares, Warrants, Restricted Share Units or Options, as applicable, complies with the provisions of paragraph 5.2(a), the net cash payment, if any, to which such Holder is entitled shall, subject to Section 5.3, be paid to the Depositary to be held in trust for such Holder for delivery to the Holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificates representing the Common Shares, Warrants, Restricted Share Units or Options, as applicable, in accordance with paragraph 5.2(a).

(e)                                  The Company, GSK and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Holder of Common Shares, Warrants, Restricted Share Units or Options, as applicable, such amounts as the Company, GSK or the Depositary are required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the Common Shares, Warrants, Restricted Share Units or Options, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted as and when required to the appropriate taxing authority.

5.3          Surrender of Rights

Any certificate formerly representing Common Shares, Warrants, Restricted Share Units or Options, as applicable, not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under paragraph 5.2(c), against GSK, the Parent or the Company by a former Holder. On such date, cash to which the former Holder of such certificates was entitled shall be deemed to have been surrendered to GSK in the case of the Common Shares and Options and to the Company in the case of the Warrants and Restricted Share Units.

5.4          Right to Receive Cash

Holders of Warrants and Restricted Share Units shall be entitled to receive any cash to which they are entitled hereunder by executing and delivering to the Depository such documentation as the Company may reasonably require acknowledging the cancellation and subsequent termination of the Warrants or Restricted Share Units, as applicable, held by such Holder in exchange for the consideration described in Article 3 hereof.  Holders of Options shall be entitled to receive any net cash to which they are entitled hereunder by executing and delivering to the Depository such documentation as the Company may reasonably require acknowledging the exercise of the Options held by such Holder and the transfer to GSK of the Common Shares acquired on exercise of such Options in exchange for the consideration described in Article 3 hereof.

ARTICLE 6
AMENDMENT

6.1          Amendment of Plan of Arrangement

(a)                                  The Company and GSK reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or GSK at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting shall be effective only if it is consented to by the Company and GSK (acting reasonably).

(d)                                 This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)                                  Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1          Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

APPENDIX E – OPINION OF UBS SECURITIES LLC

E-1

[LETTERHEAD OF UBS SECURITIES LLC]

September 7, 2005

The Board of Directors
ID Biomedical Corporation

1630 Waterfront Center

200 Burrard Street

Vancouver, British Columbia

Canada V6C 3L6

Dear Members of the Board:

We understand that ID Biomedical Corporation (“ID Biomedical”) proposes to enter into a Combination Agreement, dated as of September 7, 2005 (the “Agreement”), among GlaxoSmithKline plc (“Parent”), GlaxoSmithKline Inc. (“GSKI”) and ID Biomedical which provides for, among other things, an arrangement pursuant to which (i) GSKI will acquire all of the outstanding common shares in the capital of ID Biomedical (“ID Biomedical Common Shares” and, such arrangement, the “Arrangement”) and (ii) holders of outstanding ID Biomedical Common Shares will be entitled to receive CDN$35.00 in cash for each ID Biomedical Common Share held (the “Purchase Price”).  The terms and conditions of the Arrangement are more fully set forth in the Agreement and related Plan of Arrangement.

You have requested our opinion as to the fairness, from a financial point of view, of the Purchase Price to be received by holders of ID Biomedical Common Shares pursuant to the Arrangement.

UBS Securities LLC (“UBS”) has acted as financial advisor to ID Biomedical in connection with the Arrangement and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Arrangement.  In the past, UBS and its affiliates have provided services to ID Biomedical and Parent unrelated to the proposed Arrangement, for which services UBS and its affiliates have received customary compensation.  In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and accounts of customers, securities of ID Biomedical and Parent and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available with respect to ID Biomedical or the underlying business decision of ID Biomedical to effect the Arrangement or any related transaction.  Our opinion does not constitute a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matters relating to the Arrangement.  At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreement or any related documents or the form of the Arrangement or any related transaction (including, without limitation, any aspect or implication of the credit facility to be made available to ID Biomedical by GSKI in connection with the transactions contemplated by the Arrangement).  We have assumed, with your consent, that each of ID Biomedical, Parent and GSKI will comply with all material terms of the Agreement and that the Arrangement will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement.  We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect on the Arrangement.  In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in the acquisition of all or a part of ID Biomedical.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to ID Biomedical; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of ID Biomedical that were provided to us by the management of ID Biomedical and not publicly available, including financial forecasts and estimates prepared by the management of ID Biomedical; (iii) conducted discussions with members of the senior management of ID Biomedical concerning the business and financial prospects of ID Biomedical; (iv) reviewed current and historical market prices of ID Biomedical Common Shares; (v) reviewed publicly available financial and stock market data with respect to certain companies we believe to be generally relevant; (vi) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed the Agreement and form of Plan of Arrangement attached as a schedule thereto; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects.  In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ID Biomedical, nor have we been furnished with any such evaluation or appraisal.  With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ID Biomedical as to the future financial performance of ID Biomedical.  We also have relied, at your direction, without independent verification or investigation, upon the assessments of the management of ID Biomedical as to the products and product candidates of ID Biomedical and the risks associated with such products and product candidates (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and product candidates).  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be received by holders of ID Biomedical Common Shares pursuant to the Arrangement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

APPENDIX F – NOTICE OF APPLICATION

NO.  L-052448

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT
S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
 ID BIOMEDICAL CORPORATION

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Supreme Court of British Columbia (the “Court”) by ID Biomedical Corporation (“IDB”) with respect to a proposed arrangement (the “Arrangement”) under subsection 291 of the Business Corporations Act (British Columbia), S.B.C. 2002, c. C-57, as amended (the “BCBCA”), involving IDB and its Shareholders, Warrantholders, Optionholders and Restricted Share Unitholders (Shareholders, Warrantholders, Optionholders and Restricted Share Unitholders collectively referred to as the “Securityholders”) GlaxoSmithKline plc, and GlaxoSmithKline Inc., which Arrangement is described in greater detail in the management proxy circular of IDB dated October 18, 2005.

AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order dated October 17, 2005, has given directions as to the calling and holding of a special meeting of the Securityholders (the “Meeting”) for the purpose, among other things, considering and voting upon the Arrangement, and, in particular, has directed that Shareholders shall have the right to dissent under the provisions of Sections 237-247 of the BCBCA in compliance with the terms of the Interim Order.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, IDB intends to apply (the “Final Application”) for a Final Order approving the Arrangement under subsection 291 of the BCBCA, and declaring the Arrangement fair and reasonable to the persons affected, which Final Application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on November 18, 2005 at 9:45 a.m. or so soon thereafter as counsel may be heard.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE FINAL APPLICATION OR WISH TO BE NOTIFIED OF ANY ADJOURNMENT THEREOF, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and delivering a copy of the filed appearance, together with a copy of all material on which you intend to rely at the Final Application, including an outline of the proposed submissions, to the solicitors for IDB at their address for delivery set out below, on or before 4:00 p.m. (Vancouver time) on November 17, 2005, subject to other direction of the Court. You or your solicitor may obtain a form of Appearance at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

AND NOTICE IS FURTHER GIVEN that, at the hearing of the Final Application and subject to the foregoing, Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement.  If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

F-1

A copy of the Petition and other documents filed with the Court on behalf of IDB can be obtained on written request to the solicitors for IDB to the attention of Warren B. Milman at:

McCarthy Tétrault LLP

1300 – 777 Dunsmuir Street

Vancouver, British Columbia

V7Y 1K2

F-2

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document, please contact Georgeson Shareholder Communications Canada Inc., IDB’s proxy solicitation agent, at:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number:   1-866-358-3229